Exhibit 99.1

Corporate Mission

Connecting around the world for a prosperous life

Corporate Vision

Building a world-class air transport enterprise with global competitiveness

Core Value

CSAIR (Customer, Staff, Advantage, Innovation, Return)

Contents

About Us

4	Important Information

5	Definitions

7	Company Information

Operating Results

12	Principal Accounting Information and Financial Indicators

20	Management Discussion and Analysis

Corporate Governance

38	Corporate Governance

41	Environmental and Social Responsibility

46	Important Matters

62	Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

68	Related Information of Bonds

Financial Report

76	Review Report

77	Interim Financial Report

Adhering to five concepts of development,

namely safety, high quality, innovation, cooperation and sharing development.

Important Information

I.

The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II.	This report was considered and approved at the second meeting of the ninth session of the Board on 27 August 2021. 6 Directors were required to attend the meeting and 6 of them attended in person.

III.

The unaudited financial statements contained in this interim report of the Company have been prepared in accordance with the applicable disclosure provisions of the Listing Rules, including compliance with International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board.

IV.

Mr. Ma Xu Lun (Chairman and the responsible person of the Company), Mr. Han Wen Sheng (the responsible person of accounting, Vice Chairman and President of the Company), Mr. Yao Yong (the responsible person of the accounting department, Executive Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report.

V.

Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors are advised to be aware of the risks of investment.

VI.	During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has occupied the non-operating funds of the Company.

VII.	During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII.	The Company has stated in details the possible risks in this report. Investors are advised to refer to the section headed “Management Discussion and Analysis – Potential Risk”.

Definitions

Unless the context otherwise requires, the terms below should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited

Group	China Southern Airlines Company Limited and its subsidiaries

CSAH	China Southern Air Holding Company Limited

Xiamen Airlines	Xiamen Airlines Company Limited

Guizhou Airlines	Guizhou Airlines Company Limited

Zhuhai Airlines	Zhuhai Airlines Company Limited

Shantou Airlines	Shantou Airlines Company Limited

Chongqing Airlines	Chongqing Airlines Company Limited

Henan Airlines	China Southern Airlines Henan Airlines Company Limited

Hebei Airlines	Hebei Airlines Company Limited

Jiangxi Airlines	Jiangxi Airlines Company Limited

Finance Company	China Southern Airlines Group Finance Company Limited

CSA Logistics	China Southern Air Logistic Company Limited

Nan Lung	Nan Lung Holding Limited

SACM	Southern Airlines Culture and Media Co., Ltd.

SPV	Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft

American Airlines	American Airlines, Inc.

Sichuan Airlines	Sichuan Airlines Corporation Limited

PRC	The People’s Republic of China

CSRC	China Securities Regulatory Commission

NDRC	National Development and Reform Commission

CAAC	Civil Aviation Administration of China

Daxing Airport	Beijing Daxing International Airport

SSE	Shanghai Stock Exchange

Stock Exchange	The Stock Exchange of Hong Kong Limited

Articles of Association	Articles of Association of China Southern Airlines Company Limited

Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Listing Rules

SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown

Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation multiplied by the kilometers flown

Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown

Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown

Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown

Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers, cargo and mail) in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown

Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown

Passenger Load Factor	RPK expressed as a percentage of ASK

Overall Load Factor	RTK expressed as a percentage of ATK

Yield per RPK	revenue from passenger operations divided by RPK

Yield per RFTK	revenue from cargo and mail operations divided by RFTK

Yield per RTK	revenue divided by RTK

Operating expenses per ATK	total operating expenses divided by ATK

Company Information

Chinese Name:	中國南方航空股份有限公司

Chinese Short Name:	南方航空

English Name:	China Southern Airlines Company Limited

English Short Name:	CSN

Legal Representative:	Ma Xu Lun

Board and Company Secretary:	Xie Bing

Securities Affairs Representative:	Xu Yang

Shareholder Enquiry:	The Board Office of the Company

Telephone:	+86-20-86112480

Fax:	+86-20-86659040

E-mail:	ir@csair.com

Address:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Registered Address:	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC

APP:	China Southern Airlines

WeChat Official Account:	China Southern Airlines

WeChat QR Code:

Sina Weibo:	http://weibo.com/csair

Place of Business:	China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:	www.csair.com

Authorised Representative under the Listing Rules:	Ma Xu Lun Xie Bing

Controlling Shareholder:	China Southern Air Holding Company Limited

Principal Bankers:	China Development Bank
The Export-Import Bank of China
Bank of China
Agricultural Bank of China
China Construction Bank

Designated Newspapers for Information Disclosure (A Shares):	China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):	www.sse.com.cn

Designated Website for Information Disclosure (H Shares):	www.hkexnews.hk

Interim Report Available for Inspection:	The Board Office of the Company

Place of Listing of A Shares:	Shanghai Stock Exchange

Short Name of A Shares:	南方航空

Stock Code of A Shares:	600029

A Share Registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:	The Stock Exchange of Hong Kong Limited

Short Name of H Shares:	CHINA SOUTH AIR

Stock Code of H Shares:	01055

H Share Registrar:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Place of Listing of N Shares:	New York Stock Exchange

Short Name of N Shares:	China Southern Air

Stock Code of N Shares:	ZNH

N Share Registrar:	BNY Mellon Shareowner Services
P.O.Box 505000,
Louisville KY40233-5000, USA

Domestic Legal Adviser:	Beijing Dentons Law Offices, LLP (Guangzhou)

Overseas Legal Adviser:	Jingtian & Gongcheng LLP

Domestic Auditors:	KPMG Huazhen LLP

Address of Domestic Auditors:	8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, China

Overseas Auditors:	KPMG (Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance)

Address of Overseas Auditors:	8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong

Implementing five strategies,

namely hub network, ecosystem, innovation-driven, lean management and control, and brand management.

Principal Accounting Information and Financial Indicators

I.

PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS

OF THE GROUP AS AT THE END OF THE REPORTING PERIOD

(I) Principal Accounting Information

Unit: RMB million

Principal Accounting Information	January to June 2021	January to June 2020	Increase/ (decrease)%
Operating revenue	51,576	38,964	32.37
Loss attributable to equity shareholders of the Company	(4,690)	(8,179)	(42.66)
Net cash flow generated from/(used in) operating activities	4,940	(7,832)	163.07

Principal Accounting Figures	30 June 2021	31 December 2020	Increase/ (decrease)%
Total equity attributable to equity shareholders of the Company	75,287	69,584	8.20
Total assets	327,084	326,383	0.21

(II) Principal Financial Indicators

Principal Financial Indicators	January to June 2021	January to June 2020	Increase/ (decrease)%
Basic loss per share (RMB/share)	(0.30)	(0.64)	(53.13)
Diluted loss per share (RMB/share)	(0.30)	(0.64)	(53.13)

II.

DIFFERENCE ON THE ACCOUNTING INFORMATION BETWEEN THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISE (“PRC GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

(I) Difference in Net Loss and Equity Attributable to

Equity Shareholders of the Company under Consolidated Financial Information in Financial Statements Between PRC GAAP and IFRSs

Unit: RMB million

	Net loss attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	January to June 2021	January to June 2020	30 June 2021	31 December 2020
Amounts under PRC GAAP	(4,688)	(8,174)	75,051	69,346
Adjustments:
Capitalisation of exchange difference of specific loans (a)	(4)	(8)	43	47
Government grants (b)	—	—	(6)	(6)
Adjustment arising from the Company’s business combination under common control (c)	—	—	237	237
Income tax effect of the above adjustments	1	2	(9)	(10)
Effect of the above adjustments on non-controlling interests	1	1	(29)	(30)

Amounts under IFRSs	(4,690)	(8,179)	75,287	69,584

(II) Reconciliation of Differences in Interim Financial Report Prepared under Different GAAPS

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

III.

MAJOR CHARGES ON ASSETS, COMMITMENTS

AND CONTINGENT LIABILITIES

As at 30 June 2021, the Group had capital commitments (exclusive of investment commitments) of approximately RMB60,828 million (as at 31 December 2020: RMB66,996 million). Of such amounts, RMB50,481 million was for acquisition of aircraft and related flight equipment and RMB10,347 million was for other property, plant and equipment.

Details of contingent liabilities of the Group are set out in Note 22 to the interim financial report prepared under International Accounting Standard 34.

As of 30 June 2021, the Group had no property, plant or equipment as collateral for borrowings (31 December 2020: Nil).

IV.

SUMMARY OF OPERATING DATA

	For the six months ended 30 June
	2021	2020	Increase/ (decrease)%
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	82,139.76	47,270.85	73.76
Hong Kong, Macau and Taiwan	100.13	184.63	(45.77)
International	1,979.39	10,421.29	(81.01)
Total:	84,219.28	57,876.77	45.51

Revenue tonne kilometers (RTK) (million)
Domestic	7,929.80	4,748.21	67.01
Hong Kong, Macau and Taiwan	15.49	20.82	(25.59)
International	3,528.44	3,619.73	(2.52)
Total:	11,473.74	8,388.76	36.78

RTK – Passenger (million)
Domestic	7,290.13	4,160.70	75.21
Hong Kong, Macau and Taiwan	8.88	16.09	(44.80)
International	175.92	903.98	(80.54)
Total:	7,474.93	5,080.76	47.12

RTK – Cargo (million)
Domestic	639.67	587.52	8.88
Hong Kong, Macau and Taiwan	6.61	4.74	39.64
International	3,352.53	2,715.75	23.45
Total:	3,998.81	3,308.00	20.88

Passengers carried (thousand)
Domestic	54,294.54	31,262.46	73.67
Hong Kong, Macau and Taiwan	95.90	161.45	(40.60)
International	334.78	2,301.63	(85.45)
Total:	54,725.22	33,725.54	62.27

	For the six months ended 30 June
	2021	2020	Increase/ (decrease)%
Cargo and mail carried (thousand tonnes)
Domestic	386.41	356.94	8.26
Hong Kong, Macau and Taiwan	6.70	4.51	48.63
International	346.24	299.89	15.46
Total:	739.35	661.34	11.80

Capacity
Available seat kilometres (ASK) (million)
Domestic	109,769.63	69,932.13	56.97
Hong Kong, Macau and Taiwan	293.70	376.84	(22.06)
International	4,243.81	15,427.37	(72.49)
Total:	114,307.14	85,736.34	33.32

Available tonne kilometres (ATK) (million)
Domestic	12,589.36	7,813.14	61.13
Hong Kong, Macau and Taiwan	38.05	47.99	(20.71)
International	5,233.46	6,262.02	(16.43)
Total:	17,860.87	14,123.16	26.47

ATK – Passenger Traffic (million)
Domestic	9,879.27	6,293.89	56.97
Hong Kong, Macau and Taiwan	26.43	33.92	(22.06)
International	381.94	1,388.46	(72.49)
Total:	10,287.64	7,716.27	33.32

ATK – Cargo (million)
Domestic	2,710.09	1,519.25	78.38
Hong Kong, Macau and Taiwan	11.62	14.07	(17.46)
International	4,851.51	4,873.56	(0.45)
Total:	7,573.23	6,406.89	18.20

	For the six months ended 30 June
	2021	2020	Increase/ (decrease) percentage point
Load factor
Passenger load factor (RPK/ASK) (%)
Domestic	74.83	67.60	7.23
Hong Kong, Macau and Taiwan	34.09	48.99	(14.90)
International	46.64	67.55	(20.91)
Average:	73.68	67.51	6.17

Total load factor (RTK/ATK) (%)
Domestic	62.99	60.77	2.22
Hong Kong, Macau and Taiwan	40.72	43.39	(2.67)
International	67.42	57.80	9.62
Average:	64.24	59.40	4.84

Yield			Increase/ (decrease)%
Yield per RPK (RMB)
Domestic	0.45	0.44	2.27
Hong Kong, Macau and Taiwan	1.40	0.94	48.94
International	1.48	0.75	97.33
Average:	0.47	0.50	(6.00)

Yield per RFTK (RMB)
Domestic	1.37	1.41	(2.84)
Hong Kong, Macau and Taiwan	11.35	10.13	12.04
International	2.36	2.50	(5.60)
Average:	2.22	2.32	(4.31)

Yield per RTK (RMB)
Domestic	4.73	4.55	3.96
Hong Kong, Macau and Taiwan	13.88	10.66	30.21
International	3.07	4.05	(24.20)
Average:	4.23	4.35	(2.76)

	For the six months ended 30 June
	2021	2020	Increase/ (decrease)%
Cost
Operating expenses per ATK (RMB)	3.16	3.37	(6.23)

Flight Volume
Kilometers flown (million)	699.91	528.37	32.47
Hours flown (thousand)
Domestic	1,037.25	672.40	54.26
Hong Kong, Macau and Taiwan	2.44	3.47	(29.55)
International	88.55	146.07	(39.38)
Total:	1,128.24	821.94	37.27

Number of flights (thousand)
Domestic	439.35	288.12	52.49
Hong Kong, Macau and Taiwan	1.47	1.86	(21.27)
International	9.90	23.45	(57.79)
Total:	450.72	313.44	43.80

Note:	Discrepancies between the column sum are due to rounding of percentage numbers.

V.

SUMMARY OF FLEET DATA

As at 30 June 2021, the scale and structure of fleet, the age of aircraft and the delivery and disposal of aircraft of the Group were as follows:

Unit: number of aircraft

Models	Number of aircraft purchased	Number of aircraft under finance lease	Number of aircraft under operating lease	Age of aircraft (year)	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft
A380 Series	4	1	0	9.2	0	0	5
A350 Series	4	6	0	1.2	2	0	10
A330 Series	4	29	8	7.6	0	4	41
A320 Series	109	99	123	7.8	7	1	331
B787 Series	4	25	10	4.5	2	0	39
B777 Series	1	14	0	4.7	0	0	15
B737 Series	159	74	166	7.9	0	2	399
EMB190	6	0	0	8.4	0	3	6
ARJ21	3	4	0	0.8	1	0	7

Freighter
B777 Series	7	7	0	7.7	0	0	14
B747 Series	2	0	0	18.9	0	0	2

Total	303	259	307	7.6	12	10	869

As at 30 June 2021, the current information in relation to the capital expenditure plan and relevant financing plan for aircraft and related equipment has not changed materially from the information disclosed in the 2020 annual report of the Company.

Management Discussion and Analysis

During the reporting period, faced with a complex and severe situation, the Group resolutely implemented the decisions and deployments of the central government, continued pandemic prevention and control, firmly guard the safety bottom line, actively responded to market changes, strengthened lean cost control, promoted and implemented reforms and development, and improved the quality of operation services.

I.

THE COMPANY’S INDUSTRY AND PRINCIPAL BUSINESS

(I) Principal Business

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) provision of general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services (operated by branch office only); (6) engaging in other airline or airline-related business, including advertising for such businesses; (7) engaging in other aviation businesses and related businesses (limited to insurance agency business of personal accident insurance); provision of airline ground services; civil aircraft training (operated by branch office with proper licence); asset leasing services; project management and technical consultancy services; sales of aviation equipment; travel agency business; merchandise retail and wholesale; health and medical examination services. (For all projects subject to approval in accordance with laws, the business activities can only be carried out after obtaining approval from relevant authorities in accordance with the laws.)

(II) Operating Model

The Company, based on the strategic framework of “three-two-four-five-three” with regards to the building of an world-class air transport enterprise and guided by the development goals of the “14th Five-Year Plan” and the Long-Range Objectives Through the Year 2035, further focuses on quality and efficiency, and has determined the overarching approach for quality development featuring “adhering to five concepts of development, implementing five strategies, promoting six campaigns, and achieving six transformations”.

The Company adheres to the “five development” concepts of safety, high quality, innovation, cooperation and sharing; focuses on the “five strategies” in relation to hub network, ecosystem, innovation-driven, lean management and control, and brand management; carries out “six campaigns” on promoting safety production, grasping major strategic opportunities, deepening reforms in key areas, enhancing management to first class, optimizing and adjusting five major structures, improving service quality; and strives for “six transformations” from speed-oriented to quality-oriented, from comprehensive market expansion to exploring key areas, from a relatively single industry to high relevance and diversified industries, from planning management and control to market operation, from the traditional business model to digitalization and ecological circle, and from extensive management to refined management.

(III) Industry Summary

During the reporting period, the coronavirus disease pandemic (COVID-19) still had a huge impact on the recovery of the global aviation industry. As the pandemic was effectively prevented and controlled in China and the macro economy further recovered, the recovery of China’s civil aviation industry gained momentum. During the reporting period, the total transportation turnover volume, passenger transportation volume and cargo and mail transportation volume of China’s civil aviation were 46.5 billion ton-kilometers, 245 million passengers and 3.743 million tons, respectively, representing a recovery as to 74.1%, 76.2%, and 106.4% of the same period in 2019. The number of passengers carried on domestic routes in the second quarter returned to the level before the pandemic.

II.

ANALYSIS ON THE CORE COMPETITIVENESS

The Group’s five core competitive strengths have begun to take shape, including its powerful and well-rounded advantages of scale and network, its hub operations and management capability with Guangzhou and Beijing being the core hubs, its capabilities to achieve synergy of resources through a combination of integrated operation management and matrix management, its powerful influence associated with high quality and well-branded service and its comprehensive and leading information technology level.

During the reporting period, the Group, as the largest main base airline at Daxing Airport, operated an average of over 400 planned flights per day, reaching more than 40 domestic destinations and taking up 45% of all the time slots. Through the connection with ground transportation, it has formed an airline network that covers the Beijing-Tianjin-Hebei region and the Xiong’an New Area and that connects both domestic and international routes. In the future, we will continue to focus on building the two comprehensive international hubs in Guangzhou and Beijing to form a new development layout with Guangzhou Hub in the south and Beijing Hub in the north as double wings with excellence.

III.

DISCUSSION AND ANALYSIS OF OPERATING CONDITIONS

DURING THE REPORTING PERIOD

During the reporting period, the global economy gradually stabilized, but the recovery process diverged amid high uncertainties. The global vaccination experienced divergent progress and COVID-19 continue to mutate and spread, which brought downward risks to the recovery of the world economy. According to the forecast of the International Monetary Fund, the global economy was projected to grow by 6% in 2021, with a growth rate of 5.6% for developed economies, and 6.3% for emerging markets and developing economies.

China coordinated the overall domestic situations with international situations, balanced pandemic prevention and control with economic and social development, and implemented effective macroeconomic policies. In the first half of the year, the domestic GDP increased by 12.7% year-on-year, and the import and export trade volume increased by 27.1% year-on-year. The economy continued to recover steadily and make progress. According the World Economic Outlook Report of the International Monetary Fund, the growth rate of China’s economy in 2021 was expected to reach 8.1%.

During the reporting period, the global aviation industry exhibits divergent recovery. While the domestic markets of various countries recovered rapidly and the global air cargo market maintained rapid growth, the international passenger transportion market remained sluggish. Faced with a complex and severe situation, the Group resolutely implemented the decisions and deployments of the central government, continued pandemic prevention and control, firmly guard the safety bottom line, actively responded to market changes, strengthened lean cost control, promoted and implemented reforms and development, and improved the quality of operation services.

1. Pandemic Prevention and Control

During the reporting period, the Group strived to perform its responsibilities for pandemic prevention and control and continued its efforts in this regard. We continued to improve the mechanism for pandemic prevention and control, and formulated relevant guidelines and the treatment plan for employee with positive result in nucleic acid testing. We properly responded to local pandemic in China, upgraded prevention and control measures in a timely manner, and reduced conference and travel activities to decrease the flow of people. We spared no effort to ensure the overall control of passengers, and formulated special response plans for the risk of pandemic imported from abroad. We continued to strengthen employee protection, organized multiple rounds of nucleic acid testing for all employees, and promoted full coverage of vaccination. During the reporting period, the Group continued to maintain zero infection among passengers on board in international and domestic flights, and zero infection among all employees at work.

2. Safety Management

During the reporting period, the Group firmly guard the safety bottom line and continued to strengthen the construction of seven safety systems. We carried out a special three-year campaign to improve safety production, the “100-day campaign”, the “campaign of clearing hidden problems” and other activities for management and control of safe operation risk. We continued to strengthen the construction of the seven safety systems, and independently built an emergency management platform to conduct safety supervision and qualification checks on key joints. We also rectified the style of work of aircrew, and conducted “three awes” publicity and education in various forms. Technical means were applied to identify the work style issues. During the reporting period, the Group achieved safe flight of 1.128 million hours, secured aviation safety in 260 consecutive months and aviation security in 325 consecutive months, taking a lead in safety level within the civil aviation industry of China.

3. Management Response

During the reporting period, the Group proactively formulated response plans based on the development of the pandemic and changes in market. We formulated a proactive passenger transportion marketing strategy to seize opportunities in the domestic market by improving accuracy of capacity allocation, strengthening the management and control of price of international routes, and adjusting the capacity allocation in a timely manner. We continued to strengthen our customer base, and engaged 6.37 million new members and 2,902 new group customers, representing an increase of 62.2% and 119.8% as compared with the same period of last year, respectively. Meanwhile, we continued to seize the opportunity to increase freight revenue by further improving the utilization rate of freighters, converting 4,240 passenger flights to freight flights, and launching six major freight products. During the reporting period, the cargo and mail revenue was RMB8.866 billion.

4. Lean Control

During the reporting period, the Group pressed ahead the establishment of a comprehensive market-based accounting system, and took multiple measures to strengthen cost control. We promoted the construction of market-based accounting system in an all-round way, and carried out value creation accounting in secondary departments and branch companies. We vigorously advanced the lean cost management special activities, strictly controlled the scale of investment, and strove for preferential policies in taxation and aircraft sublease. We worked hard to expand low-cost financing channels, and issued tranches of ultra-short-term financing bills. We focused on improving fund management to enhance the centralized level of funds on a continuous basis. We innovated financing methods by applying bonded leasing of aircraft and low-interest overseas payment. We actively invigorated the real estate and continuously improved asset utilization efficiency of the Company.

5. Operation Service

During the reporting period, the Group continued to promote the integrated operation and offered “affinity and refinement” service. We kept optimizing the operation system, built and improved systems such as flight pre-management system and operation rewards and penalties system so as to further regulate the flight guarantee mechanism. We continued to increase resource investment, completed the upgrade and transformation of the headquarters’ centralized operation platform, and built a video collaboration platform for centralized operation in the headquarters and its domiciled place. In terms of services, we continued to build the service standard system, by establishing a cabin service standard committee and an air service standard research and development center further revising and improving service standards, and participating in the stipulation of industry service standards. We promoted special services such as services branded as “baggage home” (行李到家) and “food of CSA” (食尚南航), and continued our efforts in the research and development and design of meal products. During the reporting period, the flight on-time rate and accountability of fleet release of the Group remained taking leading position among three major Chinese airlines. The Company was awarded the Best Airline Award by CARNOC.com.

6. Reform and Development

During the reporting period, the Group clarified its mid-and-long-term development strategy and accelerated reforms in key areas. We established the overall principle of high-quality development of CSA, and prepared the development plan for the period of the “14th Five-Year Plan” and supporting special plans. We coordinated and promoted major strategies with key reform tasks, implemented the three-year action plan to deepen reforms, and launched a campaign to improve management to first class of the world. Initial results were achieved in the adjustment and optimization of five major structures. We promoted the Beijing hub to start with high-quality, and developed six express routes among Guangzhou-Shenzhen-Chengdu, increased market control in the Greater Bay Area, achieved increase in integrated mutual ticket sales by 356% on a year-on-year basis, marking breakthroughs in business ecosystem construction. We established the “ticket +” platform, realized increase in introduced products by 99% on a year-on-year basis, and expanded 15 online cooperation channels.

Business Plans for the Second Half of 2021

The World Bank predicts that the global economy will grow by 5.6% in 2021, maintaining optimistic expectations for global economic recovery. However, as the global pandemic continues evolving, coupled with uneven progress in vaccination globally and the constant mutation of the virus, the external environment would remain complex and severe. Upholding the underlying principle of pursuing progress while ensuring stability, China implements new development philosophy, deepens supply-side structural reforms, accelerates the building of a new development paradigm, and advances high-quality development.

Looking into the future, the pandemic remains the biggest uncertain factor affecting the recovery of the air transportion industry. According to International Air Transport Association, with the widespread vaccination globally and the recovery of global economy, there would be increasing optimism in the prospect of the industry, and the global passenger traffic is expected to gradually recover in the next three years, with a prospect to exceed the level before the pandemic in 2023.

Facing opportunities and challenges, the Group will strengthen its confidence in development, carry out the decision and deployment of the central government, and implement various work of pandemic prevention and control. It will firmly guard the safety bottom line, improve operating quality and operation service, and promote reform and innovation so as to gain new momentum for subsequent development.

1. Ensure Safety, Stability and Controllability

The Group will firmly guard the safety bottom line, and continuously improve safety quality. We will press ahead the building of seven major safety systems, integrate system building into daily safety management, and strengthen the entire process management of safety officer to comprehensively improve the level of safety management. We will further advance the special three-year campaign to improve safety production, carry out special campaigns to improve the performance in three aspects, namely violation of SOP, construction work noncompliance with the manual and work card, and safety supervision of ground agent, as means to improve work style on safety. We will enhance the management of hidden risks, consolidate and improve the analysis and control mechanism for safety risks, and dynamically manage the “two lists” of hidden dangers and institutional measures to resolutely eliminate such dangers. We will strengthen the qualification and capability building, use safety data to identify drawbacks, carry out pin-pointing training, and establish a retroactive investigation mechanism for safety training responsibility. The Group will keep ensuring aviation safety throughout 2021.

2. Strive to Improve Operating Quality

The Group will adjust its marketing strategy with flexibility, continue to seize opportunities in freight transportation, and take multiple measures to reduce costs and increase efficiency as a way to strive for better operating results. In terms of passenger transportation, we will match capacity input with market and price in accordance with the development of the pandemic and changes in market. We will coordinate capacity with time slot resources, continue to expand hubs and strategic key markets. The revenue strategies will be further optimized and the building of revenue system will be reinforced so as to continuously improve the quality of revenue. In terms of cargo transportion, we will proactively seize opportunities in the freight market, efficiently uitilise the volume of belly-hold, and strengthen the key account development. We will improve the assessment mechanism and carry forward conversion from passenger flights to freighters, promote internal and external cooperation in the industry, enhance supply chain management capability, and vigorously expand high value-added services such as the cold chain and express freight. We will strengthen the cargo operation of Daxing Airport to fully increase the cargo and mail throughput. We will constantly strive for excellence in respect of cost control and further make efforts on the special project of “golden idea makes benefits” to increase revenue and reduce expenditure.

3. Implement Strategies and Intensify Reforms

The Group will actively implement development strategies and continuously intensify efforts in reforms. We will actively promote the building of customer development and operation system to continuously strengthen customer base. Enhanced efforts will be made in hub construction to secure the initial operation of Daxing Airport. Actions will be taken to optimize the route network and product system to enhance the market control in the Greater Bay Area as a way to expedite the “four integrations” both in scope and in depth. We will continue the building of business ecosystem and formulate a five-year plan in this regard. This plan will focus on breakthroughs in platform building, one-stop solutions, and the use of membership reward points. We will accelerate the deployment in Hainan Free Trade Port and actively strive for policies support to promote the landing of the industrial sector. We will focus on promoting reforms, improve the assessment mechanism, and implement contractual management of the tenure system in a wider scope. We will steadily advance the adjustment and optimization of the five major structures, and work hard for greater results as soon as possible.

4. Continue to Improve the Service Brand

The Group will continue to improve operating efficiency and service quality. We will continue to improve the operating management and control capability of the headquarters, and take full leverage on the centralized operation in the domiciled place to achieve “intelligent operation”. We will carry out a special campaign to improve flight on-time performance to solidify the advantage of on-time flights. We will further promote the construction of integrated services, optimize the service management and control model so as to implement the affinity and refinement brand positioning at all levels of service, and enable air and ground crews to fully grasp skills of “affinity and refinement” service. We will formulate a special plan of CSA brand building during the period of the “14th Five-Year Plan” to deepen brand management strategies.

Facing opportunities and challenges, the Group will strengthen its confidence in development, carry out the decision and deployment of the central government, and implement various work of pandemic prevention and control. It will firmly guard the safety bottom line, improve operating quality and operation service, and promote reform and innovation so as to gain new momentum for subsequent development.

IV.

MAJOR INFORMATION OF OPERATIONS DURING THE RPORTING PERIOD

(I) Analysis on Changes in Financial Statements Related Items

Unit: RMB million

Items	January to June 2021	January to June 2020	Increase/ (decrease)%
Operating revenue	51,576	38,964	32.37
Operating expenses	56,465	47,568	18.70
Net cash generated from/(used in) operating activities	4,940	(7,832)	163.07
Net cash used in investing activities	(6,436)	(3,122)	106.15
Net cash generated from financing activities	1,049	26,468	(96.04)

(II) Operational Revenues Analysis

In the first half of 2021, the Group recorded operating revenue of RMB51,576 million, representing an increase of 32.37% as compared to the corresponding period of 2020. Among which, traffic revenue was RMB48,557 million, representing an increase of 33.18% as compared to the corresponding period of 2020, mainly due to the increase in passenger revenue. Passenger revenue increased in line with the increase of traffic volume, when COVID-19 pandemic was effectively prevented and controlled in China and the recovery of China’s civil aviation industry gained momentum during the reporting period. Cargo and mail revenue was RMB8,866 million, representing an increase of 15.64% as compared to the same period of 2020, mainly resulted from the increase in demand for freight, especially international freight, due to the impact of COVID-19 pandemic. Revenue from other businesses was RMB3,019 million, representing an increase of 20.57% as compared to the same period of 2020, mainly due to the increase in cargo handling income and hotel and tour operation income.

Unit: RMB million

Items	January to June 2021	January to June 2020	Increase/ (decrease)%
Traffic revenue	48,557	36,460	33.18
Including: Passenger	39,691	28,793	37.85
Cargo and mail	8,866	7,667	15.64
Revenue from other businesses	3,019	2,504	20.57
Total	51,576	38,964	32.37

Passenger Revenue by Regions

Unit: RMB million

Items	January to June 2021	January to June 2020	Increase/ (decrease)%
Domestic	36,621	20,769	76.33
International	2,930	7,850	(62.68)
Hong Kong, Macau and Taiwan	140	174	(19.54)
Total	39,691	28,793	37.85

Cargo and Mail Revenue by Regions

Unit: RMB million

Items	January to June 2021	January to June 2020	Increase/ (decrease)%
Domestic	874	827	5.68
International	7,917	6,792	16.56
Hong Kong, Macau and Taiwan	75	48	56.25
Total	8,866	7,667	15.64

(III) Operational Expenses Analysis

	January to June 2021		January to June 2020		Increase/ (decrease)
Operating expenses	RMB Million	Percentage (%)	RMB Million	Percentage (%)	(%)
Flight operation expenses	22,696	40.19	16,939	35.61	33.99
Maintenance expenses	6,054	10.72	5,956	12.52	1.65
Aircraft and transportation service expenses	10,438	18.49	7,631	16.04	36.78
Promotion and selling expenses	2,302	4.08	2,219	4.66	3.74
General and administrative expenses	1,772	3.14	1,676	3.52	5.73
Depreciation and amortisation	12,104	21.44	12,462	26.20	(2.87)
Hotel and tour operation expenses	323	0.57	195	0.41	65.64
External air catering service expenses	155	0.27	151	0.32	2.65
Financial institute charges	35	0.06	48	0.10	(27.08)
Cargo handling expenses	189	0.33	108	0.23	75.00
Other	397	0.71	183	0.39	116.94

Total operating expenses	56,465	100.00	47,568	100.00	18.70

Total operating expenses in the first half of 2021 amounted to RMB56,465 million, representing an increase of RMB8,897 million or 18.70% as compared to the first half of 2020, mainly due to the increase of flight operation expenses and aircraft and transportation service expenses which were in line with the increase of traffic volume. Total operating expenses accounted for 109.48% of total operating revenue, representing a decrease by 12.60 percentage points as compared to the same period of 2020.

Flight operation expenses, accounted for 40.19% of total operating expenses, increased by 33.99% to RMB22,696 million as compared to the same period of 2020, mainly because of the increase of traffic volume attributable to the effective prevention and control of COVID-19 pandemic in China, as well as the increase of average jet fuel price.

Aircraft and transportation service expenses, accounted for 18.49% of total operating expenses, increased by 36.78% to RMB10,438 million as compared to the same period of 2020. The increase was mainly due to the increase in the amounts of take-off and landing fees and navigation fees, resulted from the increase of number of flights attributable to the prevention and effective control of COVID-19 pandemic in China.

Maintenance expenses, accounted for 10.72% of total operating expenses, promotion and selling expenses, accounted for 4.08% of total operating expenses, general and administrative expenses, accounted for 3.14% of the total operating expenses, and depreciation and amortisation, accounted for 21.44% of the total operating expenses, each stayed at the same level in amounts as compared to the same period of 2020, respectively.

(IV) Cash Flow Analysis

In the first half of 2021, the Group recorded a net cash inflows from operating activities amounted to RMB4,940 million, while the net cash outflows from operating activities was RMB7,832 million in the first half of 2020, mainly resulting from the increase of operating revenue due to the increase of traffic volume. Net cash used in investment activities was RMB6,436 million, representing an increase of 106.15% as compared to RMB3,122 million in the same period of 2020, mainly due to the increase in payment for acquisition of property, plant and equipment and other assets. The net cash generated from financing activities was RMB1,049 million, representing a decrease of 96.04% as compared to RMB26,468 million in the same period of 2020, mainly due to the increase in repayment of ultra-short-term financing bills while no issuance of shares or corporate bonds during the reporting period. As at 30 June 2021, the balance of cash and cash equivalents of the Group amounted to RMB24,966 million, representing a decrease of 1.78% compared to that as at 31 December 2020.

(V) Liquidity, Financial Resources and Capital Structure

1. Analysis on Assets and Liabilities Structure

Unit: RMB million

Items	30 June 2021	Percentage of total assets/ liabilities (%)	31 December 2020	Percentage of total assets/ liabilities (%)	Increase/ (decrease) (%)	Change of percentage point of total assets/ liabilities
Other non-current financial assets	430	0.13	92	0.03	367.39	0.10
Trade receivables	3,883	1.19	2,525	0.77	53.78	0.42
Prepaid expenses and other current assets	419	0.13	732	0.22	(42.76)	(0.09)
Amounts due from related companies	284	0.09	85	0.03	234.12	0.06
Derivative financial liabilities – current	1,220	0.52	3,148	1.30	(61.25)	(0.78)
Current income tax	613	0.26	462	0.19	32.68	0.07

As of 30 June 2021, total assets of the Group amounted to RMB327,084 million, representing an increase of 0.21% as compared to that as of 31 December 2020, among which, current assets were RMB40,029 million, accounting for 12.24% of the total assets, while non-current assets were RMB287,055 million, accounting for 87.76% of the total assets. Trade receivables of the Group amounted to RMB3,883 million, accounting for 1.19% of the total assets, representing an increase of 53.78% as compared to that as of 31 December 2020, mainly due to the increase in traffic revenue during the reporting period.

As of 30 June 2021, total liabilities of the Group amounted to RMB234,797 million, representing a decrease of 2.68% as compared to that as of 31 December 2020, among which, current liabilities were RMB103,155 million, accounting for 43.93% of the total liabilities; non-current liabilities were RMB131,642 million, accounting for 56.07% of the total liabilities. Derivative financial liabilities-current of the Group amounted to RMB1,220 million, accounting for 0.52% of the total liabilities and a decrease of 61.25% as compared to that as of 31 December 2020, mainly due to the conversion of convertible bonds during the reporting period.

The Group’s interest-bearing liabilities classified by currencies are as follows:

Unit: RMB million

	30 June 2021		31 December 2020
	Amount	Percentage (%)	Amount	Percentage (%)	Increase/ (decrease)(%)
USD	50,010	25.73	52,862	26.45	(5.40)
RMB	140,489	72.29	142,545	71.33	(1.44)
Other	3,854	1.98	4,424	2.22	(12.88)

Total	194,353	100.00	199,831	100.00	(2.74)

Fixed rate interest-bearing liabilities	133,367	68.62	130,072	65.09	2.53

Floating rate interest-bearing liabilities	60,986	31.38	69,759	34.91	(12.58)

Net exchange gain of RMB793 million was recorded in the first half of 2021, as compared with a net exchange loss of RMB1,117 million in the corresponding period of 2020, primarily attributable to the exchange difference arising from the lease liabilities denominated in USD, along with the appreciation of Renminbi against the U.S. dollar.

2. Debt Paying Ability Analysis

As at 30 June 2021, the Group’s debt ratio (e.g. total liabilities divided by total assets) was 71.78%, representing a decrease of 2.14 percentage points as compared to 73.92% as at 31 December 2020. As at 30 June 2021, the Group’s current ratio (current assets divided by current liabilities) was 38.80%, representing a decrease of 1.94 percentage points as compared to that as at 31 December 2020. As at 30 June 2021, the Group has obtained credit facilities of approximately RMB333,576 million in aggregate granted by several banks and other financial institute, among which approximately RMB107,259 million has been utilised and the unutilised amount was approximately RMB226,317 million. These credit facilities are sufficient for the Group to meet the requirement of working capital and future capital commitments.

3. Major Restricted Assets at the End of the Reporting Period

As at 30 June 2021, restricted deposits with banks and other financial institute of the Group was RMB102 million. Other than restricted deposits, the Group has no other restricted assets.

V.

OTHER DISCLOSURE MATTERS

(I) Analysis on Investments

1. Major Equity Investment

Nil.

2. Major Non-equity Investment

Nil.

3. Financial Assets Carried at Fair Value

Unit: RMB million

Stock code	Abbreviation/full name	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners’ equity during the reporting period	Accounting item	Sources of the shares
000099	Citic Offshore Helicopter Co., Ltd. (“中信海直”)	9	0.48	20	(2)	/	Other non-current financial assets	Purchase
601328	Bank of Communications Co., Ltd. (“交通银行”)	16	0.013	46	7	/	Other non-current financial assets	Purchase
Not applicable	China Air Service Ltd.	2	1.00	1	—	/	Other non-current financial assets	Capital increase
Not applicable	Aviation Data Communication Corporation	1	2.50	27	1	/	Other non-current financial assets	Capital increase
00696	Travelsky Technology Limited (“中國民航信息網絡”)	33	2.25	699	—	/	Other equity instrument investments	Establishment
Not applicable	Haikou Meilan International Airport Co., Ltd.	100	2.35	—	—	(75)	Other equity instrument investments	Capital increase
Total		161	/	793	6	(75)	/	/

(II) Major Assets and Shareholding Disposal

During the reporting period, there were no disposal of any major assets or equity investments by the Company.

(III) Analysis on Major Subsidiaries and Joint Ventures and Associates

1. Main Operational Information of Six Aviation Subsidiaries of the Group:

Name	Number of aircraft	Proportion (%)	Number of passengers carried (thousand)	Proportion (%)	Cargo and mail carried (tonne)	Proportion (%)	RTK (million)	Proportion (%)	RPK (million)	Proportion (%)
Xiaman Airlines	208	23.94	15,022.73	27.45	105,909.90	14.32	2,229.63	19.43	21,620.88	25.67
Shantou Airline	16	1.84	1,189.49	2.17	6,304.90	0.85	148.60	1.30	1,575.22	1.87
Zhuhai Airlines	16	1.84	1,128.90	2.06	5,363.70	0.73	170.27	1.48	1,820.02	2.16
Guizhou Airlines	20	2.30	1,502.80	2.75	9,284.50	1.26	207.64	1.81	2,178.98	2.59
Chongqing Airlines	30	3.45	2,038.97	3.73	6,919.30	0.94	255.51	2.23	2,758.05	3.27
Henan Airlines	30	3.45	2,280.05	4.17	15,460.90	2.09	290.57	2.53	3,024.06	3.59

Note: The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines.

2. Analysis on Major Subsidiaries and Controlling Companies

(1) Xiamen Airlines

Xiamen Airlines was established in August 1984 with registered capital of RMB14 billion. The legal representative is Wang Zhi Xue. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

During the reporting period, Xiamen Airlines earned operating revenue of RMB11,397 million, representing an increase of 33.60% as compared with the same period of the previous year; and net loss of RMB48 million was recorded as compared with net loss of RMB1,507 million for the same period of the previous year. As at 30 June 2021, Xiamen Airlines’ total assets amounted to RMB53,221 million, and net assets amounted to RMB20,553 million.

(2) CSA Logistic

CSA Logistics was established in June 2018 with registered capital of RMB1,818,181,820. The legal representative is He Xiao Qun. CSA logistics is owned as to 55%, 10%, 10%, 10%, 5%, 1.9%, 0.6%, 3% and 4.5% by the Company, Shanghai Yinnan Enterprise Management Partnership (Limited Partnership), Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership), Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership), Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership), Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership), Zhongjin Pucheng Investment Co., Ltd., Sinotrans Limited and Zhuhai Yuanqi Enterprise Management Partnership (Limited Partnership), respectively.

During the reporting period, CSA logistics earned operating revenue of RMB8, 643 million, representing an increase of 15.78% as compared with the same period of the previous year; and net profit of RMB2,365 million was recorded as compared with net profit of RMB2,211 million for the same period of the previous year. As at 30 June 2021, CSA logistics’ total assets amounted to RMB13,229 million, and net assets amounted to RMB9,017 million.

3. Information of Other Major Joint Ventures and Associates

Name of investee companies	Nature of business	Registered capital	Proportion of shares held at the investee companies (%)
			Direct	Indirect
1. Joint Venture
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD65,000,000	50	0
MTU Maintenance Zhuhai Co., Ltd.	Aircraft repair and maintenance services	USD163,100,000	50	0
2. Associates
Finance Company	Financial services	RMB1,377,730,000	41.81	6.78
SACM	Advertising agency services	RMB200,000,000	40	0
Sichuan Airlines	Airlines transportation	RMB1,000,000,000	39	0

(IV) Potential Risk

1. Macro Environment Risks

(1) Risks of Fluctuation in Macro Economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

(2) Risks of Macro Policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, such as credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transportion industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also formulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

2. Force Majeure Risks such as Serious Pandemics and Natural Disasters

The aviation industry is subject to a significant impact from the external environment, public health emergencies, such as serious pandemics, natural disasters such as floods, typhoons and volcanic eruptions, terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, and thus bringing unfavourable effect to the results and long-term development of the Company.

3. Industry Risks

(1) Risks of Intensified Competition in the Industry

Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, this may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transportion capacity, rapid growth of industry capacity and the slowdown in market demand has become increasingly significant. If the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels.

(2) Risks of Competition from Other Modes of Transportation

There is certain substitutability in short to medium range routes transportation among air transport, railway transportion and road transportation. With the improving high speed rails network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency.

4. Risks of the Company Management

(1) Safety Risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and large amount of cross-location, overnight or international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

(2) Information Safety Risks

The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company’s safety, production, operation, marketing, service, etc. may be affected, as a result of which the Company may be affected and suffer losses.

(3) Risks of High Capital Expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimising the fleet structure and reducing the operational cost through introducing more advanced models, disposing obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

5. Financial Risks of the Company

(1) Risks of Fluctuation in Foreign Currency

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s lease liabilities are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly, in particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Company’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity of the Group will increase (or decrease) by RMB358 million and the net loss of the Group will decrease (or increase) by RMB358 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 30 June 2021.

(2) Risks of Fluctuation in Jet Fuel Price

The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the cost of the Group. Although the Group has adopted various fuel saving measures to decrease the fuel consumption volume, if there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease in average fuel price during the reporting period, the Group’s operating expenses would increase or decrease by RMB1,234 million for the reporting period.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, decide at their discretion the pricing structure of the fuel surcharges on passengers on domestic routes. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

(3) Risks of Fluctuation in Interest Rate

Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the changes in the amount of capital in the market has a relatively greater influence on the Group’s financial expenses would further affect the Group’s operating results. Assuming all other risk variables other than interest rate remained constant, in the case of 100 basis point increase (or decrease) of the Group’s comprehensive capital cost for the reporting period would cause decrease (or increase) in equity attributable to shareholders for the reporting period and increase (or decrease) net loss of the Group by the amount of RMB238 million. Please refer to note 3 to the interim financial report prepared under International Accounting Standard 34 for the details of risks of fluctuation in interest rate and related hedges.

Corporate Governance

I.	GENERAL MEETINGS

During the reporting period, on 30 April 2021, the Company held the first extraordinary general meeting of 2021, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Result of 2021 First Extraordinary General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 6 May 2021; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 30 April 2021.

During the reporting period, on 30 June 2021, the Company held 2020 annual general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Result of 2020 Annual General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 1 July 2021; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 30 June 2021.

II.	CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, the changes in Directors, Supervisors and senior management were as follows:

Name	Position	Change
Ma Xu Lun	Chairman and Director	Elected
Ma Xu Lun	President	Resigned
Han Wen Sheng	Vice Chairman and Director	Elected
Han Wen Sheng	President	Appointed
Liu Chang Le	Independent Non-executive Director	Elected
Gu Hui Zhong	Independent Non-executive Director	Elected
Guo Wei	Independent Non-executive Director	Elected
Yan Andrew Y	Independent Non-executive Director	Elected
Zheng Fan	Independent Non-executive Director	Resigned
Tan Jin Song	Independent Non-executive Director	Resigned
Jiao Shu Ge	Independent Non-executive Director	Resigned
Yao Yong	Executive Vice President, Chief Accountant and Chief Financial Officer	Appointed
Li Jia Shi	Chairman of Supervisory Committee and Supervisor	Elected
Lin Xiao Chun	Supervisor	Elected
Mao Juan	Employees’ Representative Supervisor	Elected

During the reporting period, the Company held the first extraordinary general meeting of 2021 on 30 April 2021. Mr. Ma Xu Lun and Mr. Han Wen Sheng were elected as Executive Directors of the ninth session of the Board of the Company; Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Andrew Y were elected as Independent Non-executive Directors of the ninth session of the Board of the Company; Mr. Li Jia Shi and Mr. Lin Xiao Chun were elected as Shareholder Representative Supervisors of the ninth session of the Supervisory Committee of the Company. The Company held the first meeting of the ninth session of the Board of the Company on 30 April 2021. Mr. Ma Xu Lun was elected as the Chairman of the ninth session of the Board of the Company, members of the special committees under the ninth session of the Board were appointed, and senior management of the Company were re-appointed. On the same day, the Company held the first meeting of the ninth session of the Supervisory Committee and elected Supervisor Li Jia Shi as the Chairman of the ninth session of the Supervisory Committee. The first joint meeting of the fifth session of employees’ representatives meeting of the Company has been held and Ms. Mao Juan was elected as an employees’ representative Supervisor of the 9th session of the Supervisory Committee of the Company. For details, please refer to (i) the relevant announcements of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 9 January 2021 and 6 May 2021, respectively; and (ii) the relevant announcements of the Company published on the website of the Stock Exchange and the Company on 8 January 2021 and 30 April 2021, respectively.

III.	PROPOSALS FOR PROFIT DISTRIBUTION OR THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL

No interim dividend for the six months period ended 30 June 2021 was declared by the Company, and there was no issue of shares by way of conversion of capital reserve. The profit distribution proposal of the Company for the year 2020 was considered and approved at the 2020 annual general meeting of the Company held on 30 June 2021.

IV.	EQUITY INCENTIVE PLAN

During the reporting period, the Company did not implement nor had an on-going equity incentive plan.

V.	CHANGES OF INFORMATION OF DIRECTORS OR SUPERVISORS UNDER RULE 13.51B(1) OF THE LISTING RULES

Below are the information relating to the changes of Directors or Supervisors required to be disclosed pursuant to rule 13.51B(1) of the Listing Rules since the date of the 2020 Annual Report:

Mr. Han Wen Sheng, the Director of the Company, ceased to act as the vice chairman and director of Sichuan Airlines;

Mr. Liu Chang Le, the Director of the Company, served as chairman of Carefree Development Limited, and ceased to act as chairman and chief executive officer of Phoenix Media Investment (Holdings) Limited.;

Ms. Mao Juan, the Supervisor of the Company, served as director of Xiamen Airlines, director of China Southern Airlines Overseas (Hong Kong) Co. Ltd. and Nan Lung and ceased to act as supervisor of Xiamen Airlines.

Save as disclosed above, there is no information required to be disclosed pursuant to rule 13.51B(1) of the Listing Rules.

VI.	INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2021, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

VII.	CHANGES IN THE SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, there was no change in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period.

During the reporting period, no share incentive was granted to the Directors, Supervisors and senior management of the Company.

VIII.	EMPLOYEES

As at 30 June 2021, the Group had an aggregate of 98,347 employees (31 December 2020: 100,431). The wages of the Group’s employees consist of basic salaries and bonuses. The current information in relation to the emolument policy of employees and training plan has not changed materially from the information disclosed in the 2020 annual report of the Company.

IX.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

As Mr. Wang Chang Shun resigned as the Chairman, the executive Director, the chairman of the Strategic and Investment Committee of the Board and the member of the Nomination Committee of the Board of the Company on 21 December 2020 due to his retirement, the Board on the same day appointed the then vice Chairman and president of the Company, Mr. Ma Xu Lun, as the Chairman of the 8th session of the Board. Due to the fact that Mr. Ma Xu Lun concurrently served as the Chairman and the President of the Company, the Company at that time was not in compliance with provision A.2.1 of the Corporate Governance Code which requires the roles of chairman and chief executive should be separate. Nevertheless, having considered that (i) the co-performance of the duties of the Chairman and the President was a temporary arrangement pending election and appointment of a candidate to fill vacancy of the President position; and (ii) the Board would meet regularly and whenever needed to consider matters relating to business operations of the Group, the Board at that time was of the view that this temporary arrangement would not impair the balance of power and authority of the Board and the management of the Company, nor will the effectiveness of corporate planning and implementation of corporate strategies and decisions will not be affected. On 22 June 2021, the Board appointed Mr. Han Wen Sheng as the President of the Company and Mr. Ma Xu Lun resigned from the President of the Company. From then on, the roles of Chairman and the President of the Company are held by different individuals, and accordingly, compliance in the code provisions as set out in provision A.2.1 of the Corporate Governance Code has been restored.

Save as disclosed above, the Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2021.

X.	COMPLIANCE WITH THE MODEL CODE

The Company has adopted a code of conduct which is no less stringent than the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have complied with the Model Code and the code of conduct during the six months ended 30 June 2021.

XI.	REVIEW OF THE INTERIM REPORT BY THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Company, together with the management and the external auditors, has reviewed the accounting principles and practises adopted by the Group and discussed the financial reporting matters, including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

XII.	PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2021, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

Environmental and Social Responsibility

I.	INFORMATION ON ENVIRONMENT PROTECTION

(I)	Information on Environmental Protection of Enterprises and Its Key Subsidiaries which Were Classified as Major Pollution Discharge Units Published by the Environmental Protection Authorities

1.	Information on Pollution Discharge

The Group always adheres to the concept of green development, earnestly fulfills responsibilities for environmental protection, and continuously improves the pollution prevention and control as well as the management of environmental protection. The Shenyang Maintenance Base of the Mechanical Engineering Department of the Company is classified as a major pollution discharge unit for soil environment of Shenyang, and Guangzhou Aircraft Maintenance Engineering Co., Ltd., a joint venture of the Company, is classified as a major pollution discharge unit for atmospheric environment of Guangzhou. The main pollutants are wastewater, exhaust gas and hazardous waste. The details are as follows:

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Shenyang Maintenance Base of China Southern Airlines Company Limited	Wastewater:COD, ammonia nitrogen, suspended solids, petroleum	Intermittent discharge	Wastewater: 1 main outlet	Wastewater: COD:104mg/L ammonia nitrogen: 20.2mg/L suspended solids: 35mg/L petroleum: 2.63mg/L	Wastewater discharge standard is in accordance with the Integrated Sewage Discharge Standard of Liaoning Province (DB21/1627-2008)	COD: 2700 *50L/d/1000*0.85*150d*104mg/L=1.79t/a Ammonia nitrogen: 2700 *50L/d/1000*0.85*150d*20.2mg/L=0.3477t/a	COD: 8.442t/a Ammonia nitrogen: 0.8051t/a	No

	Exhaust gas: PM, VOCs, dust, nitrogen oxide, sulfur dioxide	Intermittent discharge	Exhaust gas: 11 exhaust gas outlets

Exhaust gas:

Spray room: non-methane hydrocarbon 0.64 mg/m³

Drying room: non-methane hydrocarbon 0.58 mg/m³

Fading room: particulate matter 7.55 mg/m³

Lacquer storage room: non-methane hydrocarbon 0.54 mg/m³

Boiler:
Dust 6.6 mg/m³
Sulfur dioxide 10 mg/m³
Nitrogen oxides 75.7 mg/m³

Level 2 standard on new pollution source of the Integrated Emission Standards for Air Pollutants (GB16297-1996) was executed to handle the particulate matter in the exhaust gas;

The Emission Standard of Volatile Organic Compounds for Industrial Surface Coating (DB21/3160-2019) was executed to handle the exhaust gas of surface coating

The Emission Standard of Air Pollutants For Boiler (GB13271-2014) was executed to handle the boiler exhaust gas

						TVOC: 0.0766kg/h*90h/a/1000=0.0069t/a Nitrogen oxides: 75.7mg/m3*2000m3/h*3h/d*150=0.0682t/a	TVOC: 7.17005t/a Nitrogen oxides: 1.323t/a	No

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
	Hazardous waste	Intermittent discharge	4 temporary storage rooms for hazardous waste 4 underground storage tanks	/

The Standard for Pollution Control on the Storage and Disposal Site for General Industrial Solid Wastes (GB18599-2001) and its 2013 Revisions (Notice No. 36 of 2013) were executed to handle solid waste; The relevant provisions of the Pollution Control Standards for Hazardous Waste Storage
(GB18597-2001) and its Revisions (Notice No. 36 of the Ministry of Environmental Protection in 2013) were executed to handle hazardous waste; The relevant provisions of the Directory of National Hazardous Wastes were executed for the classification of industrial solid wastes.

						Organic wastewater 80.64t Discarded package 9.97t Used mineral oil 13.02t Other waste 12.44t	/	No

Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Exhaust gas	Intermittent discharge	6 exhaust vents in paint hangar 1 exhaust vents in surface treatment workshop	Benzene: <0.0015 mg/m³ Methylbenzene: 0.968 mg/m³ Xylene: 0.32 mg/m³ VOCs: 8.4 mg/m³ PM: <20 mg/m³ Lanthanum sulfate: 0.41 mg/m³ Mist of chromic acid: 0.014 mg/m³ Nitrogen oxides: 12 mg/m³	Emission Standard of Volatile Organic Compounds for Surface Coating (Motor Industry) DB44/816-2010, Emission Limits of Air Pollutants DB44/27-2001	/	/	No

	Wastewater	Intermittent discharge	1 pretreatment outlet in sewage treatment station	Hexavalent chromium: <0.004 mg/L T-Cr: <0.03 mg/L	Emission Limits of Water Pollutants DB44/26-2001	/	/	No

			1 main outlet in sewage treatment station	COD: 16 mg/L Five-day BOD: 3.7 mg/L Suspended solids: <4 mg/L Petroleum: <0.06 mg/L Anionic surfactant: 0.15 mg/L Fluoride: 0.09 mg/L	Emission Limits of Water Pollutants DB44/26-2001	/	/	No

			1 pretreatment outlet in surface treatment workshop	Hexavalent chromium: <0.004 mg/L T-Cr: 0.37 mg/L	Electroplating Water Pollutant Discharge Standard DB44/ 1597-2015	/	/	No

			1 main outlet in surface treatment workshop	COD: 11 mg/L Five-day BOD: 2.5 mg/L Suspended solids: 11 mg/L Petroleum: <0.06 mg/L Anionic surfactant: 0.08 mg/L Fluoride: 0.28 mg/L	Electroplating Water Pollutant Discharge Standard DB44/ 1597-2015	/	/	No

During the reporting period, the discharge of pollutants of the Company was in compliance with the relevant national discharge standards, and there were no violations of laws and regulations in respect of environmental protection, no major environmental pollution accidents, or any severe or major damages to the ecological environment, nor was there any general environmental pollution accidents or ecological damage events.

2.	Construction and Operation of Facilities to Prevent Pollution

Supporting facilities to protect the environment and deal with exhaust gas, wastewater, noise and solid waste of infrastructures invested by the Group were put into use in strict accordance with the environmental impact assessment and the “three-simultaneous” requirement. The Company actively took environmental protection measures as required by environmental assessment and its approved documents. All projects were accepted upon the completion of construction projects for the purpose of environmental protection.

To treat wastewater, the Company has built physical and biochemical sewage treatment systems. The treated sewage, once meeting the standards, will be discharged to the airport sewage treatment plant for further treatment. To treat exhaust gas, the Company built processing facilities such as glass fiber secondary purification filter cotton, purification device of honeycomb activated carbon adsorption, and bag-type dust collector. The exhaust gas being collected and treated was discharged after meeting relevant standard. In terms of hazardous waste, the Company classified and stored them in hazardous waste warehouses and underground storage tanks, and entrusted qualified enterprises/institutions to transfer and disposal on a regular basis.

3.	Environmental Impact Assessment and Other Administrative Permission for Environmental Protection

The Group conducted environmental impact assessment on new, renovated and expanded projects in accordance with the law. During the reporting period, the Company obtained 1 administrative permission for environmental impact assessment.

4.	Emergency Plans for Environmental Contingencies

The Group actively established and improved emergency plans for environmental contingencies, and promoted to establish special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies gradually. During the reporting period, all of the major pollutant discharge units of the Company have established emergency plans and filed with the local environment protection supervision department.

5.	Environment Self-monitoring Solutions

In accordance with relevant requirements of the measures for self-monitoring and information disclosure by enterprises subject to intensive monitoring and control of the state, the Group established and improved a pollution source monitoring and information disclosure system, formulated annual pollutant self-monitoring plans, and entrusted third-party companies with environmental monitoring qualifications to regularly monitor pollutants. During the reporting period, as monitored by the third-party company, the Company’s discharge of major pollutants achieved was up-to-standard.

(II)	Information that is Conducive to Protecting Ecology, Preventing Pollution, and Fulfilling Environmental Responsibilities

During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of low-carbon travel, and reduced environmental pollution by use of market mechanism.

1.	Green Flight

During the reporting period, the Company continued to promote fuel saving, with focus on improving single-engine sliding and fuel-efficient launching, retracting flap height, and replacing Auxiliary Power Units with bridge-mounted equipment, and made progress in fuel saving. The Company pressed ahead meal-saving activities themed by “Green Flight” to encourage passengers to dine according to needs and cancel meals on voluntary basis.

2.	Research on “Dual Carbon”

During the reporting period, the Company carried out research on “carbon peak and carbon neutrality”, studied and determined when and how in technical sense CSA would achieve carbon peak, and checked ground carbon to get a clear picture of its emissions, and developed energy-saving and emission-reduction projects and managed carbon assets in a timely manner.

3.	Reduce Impact of Carbon Emission to Climate Change by Market Mechanism

The Company has been supporting and actively participating in Chinese government’s various work regarding the market mechanism of carbon trading. During the reporting period, according to the requirements of CAAC, the Company fully fulfilled its performance for 2020 under the European Union carbon trading scheme in May 2021. We fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2020 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system).

4.	Establish and Improve Information System of Environmental Protection and Management

During the reporting period, the Company continued the building of an information management system of environmental protection to realize online reporting and processing of data and information regarding energy consumption and pollutant discharge, and online monitoring of environmental pollution sources, risk points, and prevention and control measures.

5.	Establish and Improve the Emergency Management System for Environmental Contingencies

During the reporting period, the Company focused on emergency plans for environmental contingencies, which were supplemented by special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and supported by emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies.

6.	Fully Control Plastic Pollution

During the reporting period, the Company prepared the overall plan for the treatment of plastic pollution, formulated the replacement standards for disposable non-degradable plastic products, strictly implemented the standards of management and control in the production and procurement links, and carried out separate recycling and disposal. The Company has worked on innovation and research to build the CSA Building headquarters as a model.

(III)	Measures Taken to Reduce Carbon Emissions During the Reporting Period and Results

During the reporting period, the Company continued the refined jet fuel management. We deeply advanced special fuel-saving projects such as single-engine sliding, fuel-efficient launching, and flap height retracting. We continued to use temporary routes, increase cruise altitude, reduce the remaining fuel at landing, and improve the accuracy of traffic load reporting. During the reporting period, the fuel consumption per ton-kilometer was 2.82 tonnes/10,000-ton-kilometer, indicating the fine management of jet fuel was effective. We pressed ahead the blue sky protection campaign, carried forward the “petroleum-to-electricity” transformation for ground vehicles, and introduced new-energy field vehicles at the proportion set by regulatory requirements. We ensured that the aircraft used bridge-mounted air conditioners and bridge-mounted power supplies instead of Auxiliary Power Units, and reduced carbon emissions caused by the consumption of aviation kerosene, diesel and gasoline. We conducted research on the timetable, roadmap and approach to achieve carbon peak and neutrality goals, and determined when and how in technical sense the Company would achieved carbon peak, and checked ground carbon to find out its emissions.

II.	CONSOLIDATE AND EXPAND THE PROGRESS IN POVERTY ALLEVIATION AND FURTHER REVITALIZE THE COUNTRYSIDE

In 2021, China won complete victory in the battle against poverty, and started to fully implement the rural revitalization strategy. All designated poverty counties and paired villages of the Group walked out of poverty in 2020. Since the beginning of this year, in accordance with the requirements of the government authorities, CSA, while continuing the work on poverty alleviation as a finale in combating poverty, has launched paired assistance to mark a good beginning to the transition from consolidating and expanding the progress in poverty alleviation to rural revitalization.

1.	Strengthen Organizational Leadership, and Effectively Enhance the Sense of Responsibility and Mission to Fully Promote Rural Revitalization

We always attach great importance to the transition work from consolidating and expanding the progress in poverty alleviation to rural revitalization. We studied the spirit of an important speech delivered by Secretary-General Xi Jinping at a grand gathering to mark China’s achievements in poverty alleviation and to honor its model fighters against poverty. We organized a meeting to review the work of CSA on poverty alleviation and to kick off paired assistance to further sum up experience, practices and highlights of CSA in poverty alleviation. We continued to consolidate and expand the achievements made in poverty alleviation by continuing the paired relationship and the responsibility therewith, to make the foundation for poverty alleviation more stable and sustainable. We deepened poverty alleviation with characteristics of aviation, continued “air poverty alleviation”, and cultivated industries with local features as a way to coordinate poverty alleviation with the full revitalization of the rural area. We enhanced publicity efforts and planned special publicity represented by exemplary individuals in poverty alleviation nationwide to foster a strong atmosphere of learning, advocating, and striving to be the exemplary, and exhibited a good image as a responsible state-owned enterprise directly under the central government.

2.	Enhance Top-level Design and Promote Paired Assistance with High Quality

During the reporting period, we officially launched paired assistance to advance the implementation of the rural revitalization strategy in an orderly manner. We adjusted organizational structures, established a paired assistance system that met the requirements of rural revitalization, studied and formulated paired assistance plans of CSA, and clearly identified the overall idea of the paired assistance. We launched a new round of village assistance by rotating the Group’s temporary cadres and onsite village teams in counties and villages across China where paired assistance was formed to work on a new round of paired assistance during the reporting period. We actively promoted the project of “doing practical work for the people” by insisting on “increasing the assistance associated with distinctive cultural characteristics, deepening poverty alleviation and promoting rural revitalization” in the first batch of 8 key projects to enhance people’s well-being. Leveraging on the role of labor union, e-commerce platforms, temporary cadres, and on-site village teams, we continued to increase assistance through consumption. During the reporting period, the Company directly purchased and helped sell agricultural products of the region assisted by RMB2.82 million.

Important Matters

I.	UNDERTAKING

Undertakings given by CSAH, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follows:

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Undertaking related to share reform	Other	CSAH

Upon completion of the share reform plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system.

				Long-term	Yes	Yes

Other undertaking	Other	CSAH

CSAH and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement.

				Long-term	Yes	Yes

Other undertaking	Other	CSAH

The relevant undertakings under the Financial Services Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is an enterprise group finance company duly incorporated under the “Administrative Measures for Enterprise Group Finance Companies” and other relevant laws and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

				Long-term	Yes	Yes

Other Undertaking	Resolving defects in land and other properties	CSAH

In respect of the connected transaction entered into between the Company and CSAH on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various objective reasons. On 19 December 2019, the Company received the Undertaking Letter on Building Title Certificates Application Work of Air Catering and Training Centre (《關於南航食品公司及培訓中心房產辦證工作的承諾函》 ) from CSAH, the controlling shareholder of the Company. So far, the application for building title certificates for 12 properties aforementioned has been completed with a total gross floor area of 14,178.25 s.q.m.. The main reason for the incomplete application of the remaining property title certificates is that the land where the property is located is leased land. Due to the change of relevant laws, regulations and policies, the application for the property title certificates cannot be made. CSAH undertook with the Company that: (1) in the case that the application of the title certificate for related property is allowed due to subsequent policy changes, all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; (2) if any third party claimed against the Company as a result of the properties not having the title certificates, or the title defect of the properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long-term	Yes	Yes

Background of undertaking	Type of undertaking	Undertakings making party	Content of undertaking	Time and term of undertaking	Fulfilment time limit, if any	Strict fulfilment in time, if any
Other Undertaking	Other	CSAH

On 7 February 2018, the Company received an undertaking letter from CSAH, the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows: as at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with a total area of 181,350.42 square meters) and 342 properties (with a total area of 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not been completed to change the title to the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Sale & Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company.

				Long-term	Yes	Yes

II.	UTILISATION OF THE NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS CONNECTED PERSONS

During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilised the non-operating funds of the Company.

III.	GUARANTEES IN VIOLATION

During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

IV.	APPOINTMENT AND DISMISSAL OF AUDITORS

At the seventeenth meeting of the eighth session of the Board of the Company held on 30 March 2021, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2021 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2021.

On 30 June 2021, the above-mentioned resolution was considered and passed at 2020 annual general meeting, and authorised the Board to determine their remuneration based on the actual work done.

V.	BANKRUPTCY OR RESTRUCTURING EVENTS

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

VI.	MATERIAL LITIGATIONS AND ARBITRATIONS

During the reporting period, the Company was not involved in any material litigation or arbitration.

VII.	PENALTY ON AND RECTIFICATION ON THE LISTED COMPANIES, ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND THE SHAREHOLDERS HOLDING MORE THAN 5% EQUITY INTERESTS OF THE COMPANY

During the reporting period, the Company did not have the above situation.

VIII.	DESCRIPTION OF THE COMMERCIAL CREDIBILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS DURING THE REPORTING PERIOD

During the reporting period, based on the analysis and assessment conducted by China Lianhe Credit Rating Co., Ltd. and China Chengxin International Credit Rating Co., Ltd., respectively, the long-term credit rating of the Company and its controlling shareholder, CSAH, was AAA with “stable” prospect.

IX.	MATERIAL CONNECTED TRANSACTIONS

(I)	Connected Transactions Related to Daily Operation

During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAH or its subsidiaries in its ordinary and usual course of business, specific details are as follows:

1.

On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to (i) H Share Announcement of Company published on the website of the SSE on 12 November 2008 and (ii) the announcement of the Company published on the website of the Stock Exchange on 11 November 2008.

2.

On 27 December 2018, the Company entered into the Catering Services Framework Agreement with Shenzhen Air Catering Co., Ltd. For details, please refer to (i) the Announcement on Daily Connected Transaction in respect of the Catering Services Framework Agreement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 December 2018; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 27 December 2018.

3.

On 27 December 2018, the Company entered into the Media Service Framework Agreement (which was supplemented by the Supplemental Agreement dated 29 November 2019) with SACM. For details, please refer to (i) the H Share Announcements of the Company published on the website of the SSE on 28 December 2018 and 30 November 2019; and (ii) the announcements of the Company published on the website of the Stock Exchange and the Company on 27 December 2018 and 29 November 2019.

4.

On 27 August 2019, the Company and the Finance Company entered into the Financial Services Framework Agreement. For details, please refer to (i) the Announcement of the Daily Connected Transaction in respect of the Financial Services Framework Agreement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 August 2019; and (ii) the announcement of the Company published on the website of the Stock Exchange and the Company on 27 August 2019.

5.

On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA International Finance Leasing Co., Ltd. For details, please refer to (i) the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 11 October 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 10 October 2019.

6.

On 29 November 2019, the Company entered into the Supplemental Agreement to the Media Service Framework Agreement with SACM. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 30 November 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 29 November 2019.

7.

On 30 December 2019, the Company entered into the Property and Land Lease Framework Agreement with CSAH. For details, please refer to (i) the H Share Announcement of the Company published on the website of the SSE on 31 December 2019; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 30 December 2019.

8.

On 21 December 2020, the Company renewed the Property Management Framework Agreement with China Southern Airlines Group Property Management Company Limited (中國南航集團物業管理有限公司). For details, please refer to (i) the H Share Announcement on the Continuing Connected Transaction of Company published on the website of the SSE on 22 December 2020; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 21 December 2020.

9.

On 21 December 2020, the Company renewed the Asset Lease Framework Agreement with CSAH. For details, please refer to (i) the Announcement on Daily Connected Transaction in respect of Asset Lease Framework Agreement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 22 December 2020; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 21 December 2020.

The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the fair market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

(II)	Connected Transactions Related to Acquisition of Assets or Acquisition or Disposal of Shareholding

Nil.

(III)	Share Issuance

1.	Share Issuance in 2020

On 27 December 2019, the Company’s 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares considered and approved the resolution to issue to CSAH not more than 2,453,434,457 A shares (including 2,453,434,457 A shares) (“A Share Issuance”) and enter into the A shares subscription agreement with CSAH and the resolution to issue not more than 613,358,614 H shares (including 613,358,614 H shares) to Nan Lung (a wholly-owned subsidiary of CSAH) and to enter into the H shares subscription agreement with Nan Lung (“H Share Issuance”). The proceeds from the A Share Issuance will be utilised in the procurement of aircraft and the repayment of the Company’s borrowings, and the proceeds from the H Share Issuance will be utilised to supplement the general working capital of the Company. For details of the A Share Issuance and the H Share Issuance, please refer to (i) the Announcement of the Connected Transaction in respect of the Non-public Issuance of A Shares and Non-public Issuance of H Shares of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 31 October 2019; and (ii) the announcement on Connected Transactions in respect of Proposed Share Issuance of the Company published on the website of the Stock Exchange and the Company on 30 October 2019.

On 15 April 2020, the Company issued 608,695,652 H shares in total to Nan Lung at the issue price of HK$5.75 per H share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. The net price of each new H share issued under the H Share Issuance was HK$5.74 per H share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from H Shares Issuance:

Gross proceeds from H Shares Issuance (HKD)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2021 (HKD)	Unutilised proceeds as of 30 June 2021 (HKD)	Expected timeline for the use of unutilised proceeds
3,499,999,999	Supplement of general working capital	3,499,999,999	0	Not Applicable

Note:

The total amounts of funds raised from 2020 Non-public Issuance of H shares was HKD3,499,999,999, equivalent to RMB3,178,664,999.09 based on the middle exchange rate of HKD1=RMB0.90819 on 15 April 2020. After deducting the issuance expenses of RMB3,570,544.56, the net proceeds raised was RMB3,175,094,454.53.

On 18 June 2020, the Company issued 2,453,434,457 A shares in total to CSAH at the issue price of RMB5.21 per A share pursuant to the subscription agreement dated 30 October 2019 and entered into between CSAH and the Company. The net price of each new A share issued under the A Share Issuance was RMB5.21 per A share. For details, please refer to the announcement of the Company published on the website of the Stock Exchange on 18 June 2020. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from A Shares Issuance:

Gross proceeds from A Shares Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2021 (RMB)	Unutilised proceeds as of 30 June 2021 (RMB)	Expected timeline for the use of unutilised proceeds
12,782,393,520.97	Procurement of aircraft	5,389,052,249.85	3,887,033,063.57	On or before 30 June 2022

	Repayment of the Company’s borrowings	3,500,000,000.00	0	Not applicable

Note:

The total amounts of funds raised from 2020 Non-public Issuance of A shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) paid by the Company from the net cash subscription amounts, the actual net proceeds raised was RMB12,776,085,313.42.

(IV)	A Share Convertible Bonds Issuance

On 14 May 2020, the thirteenth meeting of the eighth session of the Board considered and approved, among others, the relevant resolutions on the issuance plan of the convertible corporate bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A shares and proposed to be issued by the Company within the PRC (the “A Share Convertible Bonds”) and the possible subscription for the A Share Convertible Bonds by CSAH.

On 15 October 2020, the Company has completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the A Share Convertible Bonds were listed on the SSE since 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”. The closing price of each bond on that day was RMB117.

On 21 April 2021, the conversion of the A Share Convertible Bonds was commenced, with the conversion price being RMB6.24 per share and the conversion period being from 21 April 2021 to 14 October 2026.

On 18 June 2021, CSAH converted all the A Share Convertible Bonds held by it, with a nominal value of RMB10,102,758,000, into A shares of the Company, with the number of shares converted being 1,619,031,728 shares. Upon completion of the conversion, CSAH does not hold any A Share Convertible Bonds. Immediately following the completion of the conversion, CSAH and its concert parties held in aggregate 10,880,881,085 RMB ordinary shares and overseas-listed foreign shares of the Company, representing 64.20% of the total shares in issue of the Company.

The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the issuance of the A Share Convertible Bonds:

Gross proceeds from the A Shares Convertible Bonds issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2021 (RMB)	Unutilised proceeds as of 30 June 2021 (RMB)	Expected timeline for the use of unutilised proceeds
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	2,949,269,871.52	7,630,334,048.20	On or before 31 December 2022
	Introduction of spare engines	296,931,423.39	303,068,576.61	On or before 31 December 2022
	Supplementing working capital	4,800,000,000.00	0	Not applicable

Note:

The total amounts of funds raised from 2020 Public Issuance of A Share Convertible Bonds was RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amount, the actual net proceeds raised was RMB15,979,603,919.72.

As of 30 June 2021, the A Share Convertible Bonds with a nominal value of RMB5,896,806,000 were outstanding. If the outstanding A Share Convertible Bonds were fully converted during the reporting period based on the conversion price of RMB6.24 per share, the Company would have issued approximately 945,000,961 A shares and the total issued shares of the Company would have increased to approximately 17,893,404,885 shares, while the shares held by the controlling shareholder of the Company, CSAH, would have decreased to approximately 60.81% of the total issued shares of the Company. The A Share Convertible Bonds may be conditionally redeemed by the Company during the conversion period. It is expected that the full redemption of the outstanding A Share Convertible Bonds would not have material adverse impact on the financial and liquidity position of the Company. Please refer to note 12 and 17 to the interim financial report prepared under International Accounting Standard 34 and the section headed “Related Information of Bonds – II. Corporate Convertible Bonds” for the dilution impact on earnings per share may be brought by the full conversion of the outstanding A Share Convertible Bonds during the reporting period and other details of the A Share Convertible Bonds.

(V)	Amounts due to or from Connected Parties

1.	Matters Disclosed in Temporary Announcement with No Subsequent Progress or Changes

Event summary	Inquiry index
On 4 June 2021, the Company entered into the Entrusted Loan Agreement with CSAH and Finance Company

For details, please refer to (i) the Announcement on Related Transactions of the Provision of Entrusted Loans by Controlling Shareholders of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 5 June 2021; and (ii) the announcement of the Company published on the websites of the Stock Exchange and the Company on 4 June 2021.

(VI)	Financial Business Between the Company and Its Related Financial Company, and Between Financial Company Controlled by the Company and Related Parties

1.	Deposits Business

Unit: RMB

Related party	Related party relationship	The maximum daily deposit limit	Deposit interest rate range	Balance at the beginning of the period	Net increase	Balance at the end of the period
Finance Company	The same controlling shareholder	14,500,000,000.00	0.49%-2.1%	9,097,058,477.38	3,060,354,175.68	12,157,412,653.06

Total	/	/	/	9,097,058,477.38	3,060,354,175.68	12,157,412,653.06

2.	Loan Business

Unit: RMB

Related party	Related party relationship	Loan limit	Loan interest rate range	Balance at the beginning of the period	Net increase	Balance at the end of the period
Finance Company	The same controlling shareholder	14,500,000,000.00	3%-4.075%	1,687,583,610.41	3,019,656,585.29	4,707,240,195.70

Total	/	/	/	1,687,583,610.41	3,019,656,585.29	4,707,240,195.70

Both of the amounts of net increase and balances included the principal and interest expenses of loan.

3.	Credit Business and Other Financial Business

Unit: RMB

Related party	Related party relationship	Type of business	Total amount	Amount incurred
Finance Company	The samecontrolling shareholder	Service charge for Letter of guarantee	470,349.85	470,349.85

X.	MAJOR CONTRACTS

(I)	Trust, Sub-contracting and Lease

During the reporting period, the Company did not enter into any trust or sub-contracting arrangement.

Please refer to the sections headed “Summary of Fleet Data” in “Principal Accounting Information and Financial Indicators” and “Connected Transactions Related to Daily Operation” in “Important Matters” for matters related to the Company’s lease transactions during the reporting period.

(II)	Guarantee

Unit: RMB million

Total amount of external guarantees provided by the Company (not including guarantees provided for its subsidiaries)
Guarantor	Relationship between guarantor and listed company	Guarantee	Guaranteed amount	Commencement date of guarantee (Agreement execution date)	Commencement date of guarantee	Expiry date of guarantee	Type of guarantee	Principal guaranteed debt	Collaterals (if any)	Guarantee fully fulfilled?	Overdue, if any	Overdue amount of guarantee	Counter guarantee available, if any	Guarantee provided to the related parties, if any	Connected party relationship
The Company	/	Self-sponsored trainee pilots of the Company	193.81	30 June 2008	30 June 2008	20 April 2033	Joint liability guarantee	Nil	Nil	Partial performance completed	Partial performance of joint liability guarantee	19.91	Yes	No	/
Xiamen Airlines	/	Half self-sponsored trainee pilots of Xiamen Airlines	8.16	4 May 2010	4 May 2010	6 July 2025	Joint liability guarantee	Nil	Nil	Partial performance completed	Partial performance of joint liability guarantee	1.38	Yes	No	/

Total guarantees incurred during the reporting period (excluding those provided to subsidiaries)	0
Total balance of guarantees as at the end of the reporting period (A) (excluding those provided to subsidiaries)	202

Guarantees provided by the Company and its subsidiaries to subsidiaries
Total guarantees to subsidiaries incurred during the reporting period	0
Total balance of guarantees to subsidiaries as at the end of the reporting period (B)	37,447

Aggregate guarantees provided by the Company (including those provided to subsidiaries)
Aggregate guarantees (A+B)	37,649
Percentage of aggregate guarantees to net assets of the Company (%)	50.16
Representing:
Amount of guarantees provided to shareholders, ultimate controller and their connected parties (C)	0
Amount of debts guarantees directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D)	0
Excess amount of aggregate guarantees over 50% of net assets (E)	0
Aggregate amount of the above three categories (C+D+E)	0
Statement on the contingent joint and several liability in connection with unexpired guarantees	/
Statement on guarantees	Nil

The table below sets out the guarantees provided for SPVs by the Group as of the date of this report:

No.	Established SPV	Actually Provided (Yes/no)	Guaranteed Amount (US$ 100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 4	Yes	0.16
5	China Southern Airlines No. 5	Yes	0.92
6	China Southern Airlines No. 6	Yes	0.35
7	China Southern Airlines No. 7	Yes	0.35
8	China Southern Airlines No. 8	Yes	0.35
9	China Southern Airlines No. 9	Yes	5.88
10	China Southern Airlines No. 10	Yes	5.17
11	China Southern Airlines No. 11	Yes	2.98
12	China Southern Airlines No. 12	Yes	0.25
13	China Southern Airlines No. 13	Yes	0.25
14	China Southern Airlines No. 14	Yes	0.33
15	China Southern Airlines No. 15	Yes	3.11
16	China Southern Airlines No. 16	Yes	5.26
17	China Southern Airlines No. 17	Yes	1.49
18	China Southern Airlines No. 18	Yes	2.50
19	China Southern Airlines No. 19	Yes	0.51
20	China Southern Airlines No. 20	Yes	0.51
21	China Southern Airlines No. 21	Yes	0.48
22	China Southern Airlines No. 22	Yes	0.48
23	China Southern Airlines No. 23	Yes	0.48
24	China Southern Airlines No. 24	Yes	2.78
25	China Southern Airlines No. 25	Yes	2.04
26	China Southern Airlines No. 26	Yes	4.73
27	Chongqing Airlines No.1	Yes	3.52
28	Chongqing Airlines No.2	Yes	0.32
29	Xiamen Airlines No.1	Yes	0.17
30	Xiamen Airlines No.2	Yes	0.11
31	Xiamen Airlines No.3	Yes	0.11
32	Xiamen Airlines No.4	Yes	0.14
33	Xiamen Airlines No.5	Yes	0.15
34	Xiamen Airlines No.6	Yes	0.20

No.	Established SPV	Actually Provided (Yes/no)	Guaranteed Amount (US$ 100 million)
35	Xiamen Airlines No.7	Yes	0.11
36	Xiamen Airlines No.8	Yes	0.14
37	Xiamen Airlines No.9	Yes	0.15
38	Xiamen Airlines No.10	Yes	0.15
39	Xiamen Airlines No.11	Yes	0.16
40	Xiamen Airlines No.12	Yes	0.13
41	Xiamen Airlines No.13	Yes	0.19
42	Xiamen Airlines No.14	Yes	0.18
43	Xiamen Airlines No.15	Yes	0.18
44	Xiamen Airlines No.16	Yes	0.13
45	Xiamen Airlines No.17	Yes	0.12
Total		/	53.90

Note

The total guarantee amounts actually provided for the aforementioned 45 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are approximately US$5.390 billion (equivalent to approximately RMB34.82 billion, calculated based on the middle exchange rate of US$1=RMB6.4601 published by the People’s Bank of China on 30 June 2021), which are within the scope of the amount of guarantee authorisation considered and approved by the general meeting of the Company.

XI.	CIRCUMSTANCES, REASONS AND EFFECT OF CHANGES IN ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND ACCOUNTING METHODS COMPARED WITH THE PREVIOUS ACCOUNTING PERIOD

Changes in significant accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021 (“2021 amendment”)

The Group previously applied the practical expedient in IFRS 16 to all qualifying COVID-19-related rent concessions granted to the Group except for aircraft and engine leases such that as lessee it was not required to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic were lease modifications, if the eligibility conditions are met. One of these conditions requires the reduction in lease payments affect only payments originally due on or before a specified time limit. The 2021 amendment extends this time limit from 30 June 2021 to 30 June 2022.

The Group has early adopted the 2021 amendment in this financial year. The adoption of 2021 amendment does not have any material impact on the financial position and the financial result of the Group.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform – phase 2

The amendments provide targeted reliefs from (i) accounting for changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities as modifications, and (ii) discontinuing hedge accounting when an interest rate benchmark is replaced by an alternative benchmark rate as a result of the reform of interbank offered rates (“IBOR reform”). The adoption of the amendments do not have any material impact on the financial position and the financial result of the Group.

XII. ENTRUSTED WEALTH MANAGEMENT

(I)	Overall Condition of Entrusted Wealth Management

Unit: RMB million

Type	Source of funding	Amount incurred	Balance not yet due	Amount due but not yet recovered
Large-value certificates of deposit	unutilised funds from the non-public issuance of A shares	0	4,079	/
Seven-day notice deposit	unutilised funds from the non-public issuance of A shares	168.22	37.36	/
Large-value certificates of deposit	unutilised funds from the public issuance of A Share Convertible Bonds	0	8,172	/
Seven-day notice deposit	unutilised funds from the public issuance of A Share Convertible Bonds	43.58	0	/

(II)	Single Entrusted Wealth Management

Unit: RMB million

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual income	Actual recovery	Through procedure prescribed by law or not
China Everbright Bank Company Limited	Large-value certificates of deposit	140	2020/6/23	2021/6/10		Large-value certificates of deposit	Fixed income	3.850%	2.56	142.56
China Everbright Bank Company Limited	Large-value certificates of deposit	200	2020/6/23	2021/6/10		Large-value certificates of deposit	Fixed income	3.850%	3.66	203.66
China Everbright Bank Company Limited	Large-value certificates of deposit	600	2020/6/23	2021/4/20	unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.900%	9.2	609.2	Yes
China Everbright Bank Company Limited	Large-value certificates of deposit	20	2020/6/23	2021/4/22		Large-value certificates of deposit	Fixed income	3.900%	0.31	20.31
China Everbright Bank Company Limited	Large-value certificates of deposit	380	2020/6/23	Not yet determined		Large-value certificates of deposit	Fixed income	3.900%	5.83	5.83
China Everbright Bank Company Limited	Large-value certificates of deposit	500	2020/6/23	Not yet determined		Large-value certificates of deposit	Fixed income	3.900%	9.75	9.75

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual income	Actual recovery	Through procedure prescribed by law or not
China Everbright Bank Company Limited	Large-value certificates of deposit	1,000	2020/6/23	Not yet determined		Large-value certificates of deposit	Fixed income	3.900%	19.5	19.5
China Everbright Bank Company Limited	Large-value certificates of deposit	1,000	2020/6/23	Not yet determined		Large-value certificates of deposit	Fixed income	3.900%	19.5	19.5
China Everbright Bank Company Limited	Large-value certificates of deposit	1,000	2020/6/23	Not yet determined		Large-value certificates of deposit	Fixed income	3.900%	19.5	19.5
China Everbright Bank Company Limited	Large-value certificates of deposit	150	2020/7/6	2021/4/13		Large-value certificates of deposit	Fixed income	3.850%	2.67	152.67
China Everbright Bank Company Limited	Large-value certificates of deposit	250	2020/7/6	2021/6/10		Large-value certificates of deposit	Fixed income	3.850%	4.49	254.49
China Everbright Bank Company Limited	Large-value certificates of deposit	199	2020/7/6	Not yet determined	unutilised funds from the non-public issuance of A shares	Large-value certificates of deposit	Fixed income	3.850%	3.52	3.52	Yes
China Everbright Bank Company Limited	Seven-day notice deposit	62	2020/12/10	2021/4/13		Seven-day notice deposit	Fixed income	2.025%	0.43	62.43
China Everbright Bank Company Limited	Seven-day notice deposit	3	2020/12/10	Not yet determined		Seven-day notice deposit	Fixed income	2.025%	0	0
China Everbright Bank Company Limited	Seven-day notice deposit	104	2020/12/23	2021/2/23		Seven-day notice deposit	Fixed income	2.025%	0.36	104.36
China Everbright Bank Company Limited	Seven-day notice deposit	220	2020/12/23	2021/3/30		Seven-day notice deposit	Fixed income	2.025%	1.2	221.2
China Everbright Bank Company Limited	Seven-day notice deposit	22	2020/12/23	2021/4/20		Seven-day notice deposit	Fixed income	2.025%	0.15	22.15

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual income	Actual recovery	Through procedure prescribed by law or not
China Everbright Bank Company Limited	Seven-day notice deposit	17.33	2021/1/25	2021/3/3		Seven-day notice deposit	Fixed income	2.025%	0.04	17.37
China Everbright Bank Company Limited	Seven-day notice deposit	1.41	2021/1/25	Not yet determined		Seven-day notice deposit	Fixed income	2.025%	0	0
China Everbright Bank Company Limited	Seven-day notice deposit	100.03	2021/2/7	2021/2/23		Seven-day notice deposit	Fixed income	2.025%	0.09	100.12
China Everbright Bank Company Limited	Seven-day notice deposit	5	2021/3/1	2021/3/29	unutilised funds from the non-public issuance of A shares	Seven-day notice deposit	Fixed income	2.025%	0.01	5.01
China Everbright Bank Company Limited	Seven-day notice deposit	19	2021/4/29	Not yet determined		Seven-day notice deposit	Fixed income	2.025%	0	0
China Everbright Bank Company Limited	Seven-day notice deposit	11.5	2021/5/8	2021/6/10		Seven-day notice deposit	Fixed income	2.025%	0.02	11.52	Yes
China Everbright Bank Company Limited	Seven-day notice deposit	2.45	2021/5/11	Not yet determined		Seven-day notice deposit	Fixed income	2.025%	0	0
China Everbright Bank Company Limited	Seven-day notice deposit	11.5	2021/6/18	Not yet determined		Seven-day notice deposit	Fixed income	2.025%	0	0
China Everbright Bank Company Limited	Large-value certificates of deposit	110	2020/10/26	2021/2/26		Large-value certificates of deposit	Fixed income	4.000%	1.58	111.58
China Everbright Bank Company Limited	Large-value certificates of deposit	180	2020/10/26	2021/3/10	unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.000%	2.53	182.53
China Everbright Bank Company Limited	Large-value certificates of deposit	210	2020/10/26	2021/3/17		Large-value certificates of deposit	Fixed income	4.000%	3.16	213.16

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual income	Actual recovery	Through procedure prescribed by law or not
China Everbright Bank Company Limited	Large-value certificates of deposit	140	2020/10/26	2021/3/26		Large-value certificates of deposit	Fixed income	4.000%	2.21	142.21
China Everbright Bank Company Limited	Large-value certificates of deposit	23	2020/10/26	2021/4/7		Large-value certificates of deposit	Fixed income	4.000%	0.32	23.32
China Everbright Bank Company Limited	Large-value certificates of deposit	20	2020/10/26	2021/4/14		Large-value certificates of deposit	Fixed income	4.000%	0.32	20.32
China Everbright Bank Company Limited	Large-value certificates of deposit	170	2020/10/26	2021/4/26		Large-value certificates of deposit	Fixed income	4.000%	2.53	172.53
China Everbright Bank Company Limited	Large-value certificates of deposit	130	2020/10/26	2021/5/7		Large-value certificates of deposit	Fixed income	4.000%	1.89	131.89
China Everbright Bank Company Limited	Large-value certificates of deposit	90	2020/10/26	2021/5/19	unutilised funds from the public issuance of A Share Convertible Bonds	Large-value certificates of deposit	Fixed income	4.000%	1.26	91.26	Yes
China Everbright Bank Company Limited	Large-value certificates of deposit	380	2020/10/26	2021/5/26		Large-value certificates of deposit	Fixed income	4.000%	5.68	385.68
China Everbright Bank Company Limited	Large-value certificates of deposit	50	2020/10/26	2021/6/2		Large-value certificates of deposit	Fixed income	4.000%	0.63	50.63
China Everbright Bank Company Limited	Large-value certificates of deposit	200	2020/10/26	2021/6/23		Large-value certificates of deposit	Fixed income	4.000%	2.84	202.84
China Everbright Bank Company Limited	Large-value certificates of deposit	270	2020/10/26	2021/6/28		Large-value certificates of deposit	Fixed income	4.000%	4.1	274.1
China Everbright Bank Company Limited	Large-value certificates of deposit	172	2020/10/26	Not yet determined		Large-value certificates of deposit	Fixed income	4.000%	2.53	2.53

Trustee	Type of entrusted wealth management	Amount of entrusted wealth management	Beginning date of entrusted wealth management	Termination date of entrusted wealth management	Source of funds	Investment of funds	Method to determine return	Annualized rate of return	Actual income	Actual recovery	Through procedure prescribed by law or not
China Everbright Bank Company Limited	Large-value certificates of deposit	2,000	2020/10/26	Not yet determined		Large-value certificates of deposit	Fixed income	4.000%	40	40
China Everbright Bank Company Limited	Large-value certificates of deposit	2,000	2020/10/26	Not yet determined		Large-value certificates of deposit	Fixed income	4.000%	40	40
China Everbright Bank Company Limited	Large-value certificates of deposit	2,000	2020/10/26	Not yet determined		Large-value certificates of deposit	Fixed income	4.000%	40	40
China Everbright Bank Company Limited	Large-value certificates of deposit	2,000	2020/10/26	Not yet determined		Large-value certificates of deposit	Fixed income	4.000%	40	40
China Everbright Bank Company Limited	Seven-day notice deposit	43	2020/12/10	2021/1/26	unutilised funds from the public issuance of A Share Convertible Bonds	Seven-day notice deposit	Fixed income	2.025%	0.11	43.11	Yes
China Everbright Bank Company Limited	Seven-day notice deposit	30	2020/12/10	2021/2/23		Seven-day notice deposit	Fixed income	2.025%	0.13	30.13
China Everbright Bank Company Limited	Seven-day notice deposit	14.64	2021/2/7	2021/2/23		Seven-day notice deposit	Fixed income	2.025%	0.01	14.65
China Everbright Bank Company Limited	Seven-day notice deposit	14.64	2021/2/23	2021/3/10		Seven-day notice deposit	Fixed income	2.025%	0.01	14.65
China Everbright Bank Company Limited	Seven-day notice deposit	6.3	2021/3/23	2021/5/20		Seven-day notice deposit	Fixed income	2.025%	0.02	6.32
China Everbright Bank Company Limited	Seven-day notice deposit	8	2021/6/3	2021/6/23		Seven-day notice deposit	Fixed income	2.025%	0.01	8.01

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

I.	CHANGES IN SHARE CAPITAL

(I)	Changes in Shareholdings

Unit: Share

	31 December 2020		Increase/(decrease) during January to June 2021	30 June 2021
	Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I. Shares subject to trading restrictions
1. RMB ordinary shares	2,942,637,115	19.20	0	2,942,637,115	17.36
2. Overseas-listed foreign shares	1,209,621,577	7.89	0	1,209,621,577	7.14
Total	4,152,258,692	27.09	0	4,152,258,692	24.50
II. Shares not subject to trading restrictions
1. RMB ordinary shares	8,111,520,431	52.91	1,619,101,529	9,730,621,960	57.41
2. Overseas-listed foreign shares	3,065,523,272	20.00	0	3,065,523,272	18.09
Total	11,177,043,703	72.91	1,619,101,529	12,796,145,232	75.50
III. Total number of shares	15,329,302,395	100.00	1,619,101,529	16,948,403,924	100.00

(II)	Description of Change in Shares

Approved by the CSRC by the “Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (《關於核准中國南方航空股份有限公司公開發行可轉換公司債券的批復》 (證監許可[2020]2264號))” (Zheng Jian Xu Ke [2020] No. 2264), the Company publicly issued 160 million A Share Convertible Bonds with a nominal value of RMB100 each and a total amount of RMB16 billion with a maturity of 6 years on 15 October 2020. On 3 November 2020, pursuant to the approval of the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the convertible bonds of the Company with an amount of RMB16 billion were listed on the SSE with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”. According to the relevant provisions of the Rules Governing the Listing of Stocks on the SSE and the agreement of the Offering Document of the Public issuance of A Share Convertible Bonds by China Southern Airlines Company Limited, the conversion of the A Share Convertible Bonds was commenced on 21 April 2021, with the conversion price being RMB6.24 per share. During the reporting period, Nanhang Convertible Bonds with nominal value of RMB10,103,194,000 were converted into A shares of the Company, and the total number of shares being converted was 1,619,101,529. For details, please refer to the relevant announcements published on the China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 14 April 2021, 23 June 2021, and 3 July 2021, respectively.

(III)	Other Information Considered to Be Discloseable by the Company or Required to Be Disclosed by the Securities Regulatory Authorities

Nil.

II.	PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER

(I)	Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 200,309.

(II)	Particulars of Shareholdings of Top Ten Shareholders and Top Ten Shareholders Holding the Company’s Tradable Shares (or Shareholders Not Subject to Trading Restrictions)

Particulars of the top ten shareholders

Unit: Share

Name of the shareholder (in full)	Increase/ (decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period (%)	Number of shares subject to trading restrictions at the end of reporting period	Status of pledge or freeze Status of pledged or frozen shares		Capacity of shareholders
					Status of shares	Number
China Southern Air Holding Company Limited	1,619,031,728	8,600,897,508	50.75	2,942,637,115	Nil	0	State-owned legal entity
Nan Lung Holding Limited	0	2,243,271,577	13.24	1,209,621,577	Nil	0	State-owned legal entity
HKSCC Nominees Limited	(20,000)	1,750,442,857	10.33	0	Unknown	—	Overseas legal entity
Hong Kong Securities Clearing Company Limited	(11,540,773)	616,420,624	3.64	0	Nil	0	Overseas legal entity
China National Aviation Fuel Group Limited	(25,811,790)	457,147,480	2.70	0	Nil	0	State-owned legal entity
China Securities Finance Corporation Limited	(8)	320,484,148	1.89	0	Nil	0	State-owned legal entity
American Airlines, Inc.	0	270,606,272	1.60	0	Nil	0	Overseas legal entity
China Structural Reform Fund Corporation Limited	(46,882,483)	194,019,933	1.14	0	Nil	0	State-owned legal entity
Spring Airlines Co., Ltd.	0	140,531,561	0.83	0	Nil	0	Domestic Non-State-owned legal entity
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	0	70,006,275	0.41	0	Nil	0	Domestic Non-State-owned legal entity

Particulars of the top ten shareholders not subject to trading restrictions

Unit: Share

Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type and number of shares
		Type of shares	Number
CSAH	5,658,260,393	RMB ordinary shares	5,658,260,393
Nan Lung	1,033,650,000	Overseas-listed foreign shares	1,033,650,000
HKSCC Nominees Limited	1,750,442,857	Overseas-listed foreign shares	1,750,442,857
Hong Kong Securities Clearing Company Limited	616,420,624	RMB ordinary shares	616,420,624
China National Aviation Fuel Group Limited	457,147,480	RMB ordinary shares	457,147,480
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas-listed foreign shares	270,606,272
China Structural Reform Fund Corporation Limited	194,019,933	RMB ordinary shares	194,019,933
Spring Airlines Co., Ltd	140,531,561	RMB ordinary shares	140,531,561
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275
Note on the connected relationship or acting in concert relationship of the above shareholders	CSAH held in aggregate 2,279,983,577 (including shares subject to trading restrictions) H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong
Kong) Limited. The Company is not aware of any other connected
	relationship between other shareholders.

Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

Unit: Share

No.	Name of shareholder subject to trading restrictions	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions		Conditions for trading restrictions
			Eligible listing time	Number of new listed shares
1	Nan Lung	600,925,925	10 September 2021	600,925,925	Non-public Issuance of shares subject to commitments
2	CSAH	489,202,658	27 September 2021	489,202,658	Non-public Issuance of shares subject to trading restrictions
3	Nan Lung	608,695,652	14 April 2023	608,695,652	Non-public Issuance of shares subject to commitments
4	CSAH	2,453,434,457	19 June 2023	2,453,434,457	Non-public Issuance of shares subject to trading restrictions

Note on the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 2,279,983,577 (including shares subject to trading restrictions) H shares of the
Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong
Kong) Limited (including shares subject to trading restrictions). The Company is not aware of any other
		connected relationship between other shareholders.

(III)	Strategic Investors or General Legal Entities becoming one of the Top Ten Shareholder of the Company as a Result of Placing of New Shares

Nil.

(IV)	Changes of the Controlling Shareholder or De Facto Controller

During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

III.	DISCLOSURE OF INTERESTS

As at 30 June 2021, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares (“Shares”) or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Class of Shares	Number of Shares held		% of the total issued A Shares of the Company (Note 3)	% of the total issued H Shares of the Company (Note 3)	% of the total issued share capital of the Company (Note 3)
CSAH (Note 1)	Beneficial Owner	A Share	8,600,897,508	(L)	67.87%	—	50.75%
	Interest of controlled corporations	H Share	2,279,983,577	(L)	—	53.33%	13.45%
		Sub-total	10,880,881,085	(L)	—	—	64.20%

Nan Lung (Note 1)	Beneficial Owner Interest of controlled corporations	H Share	2,279,983,577	(L)	—	53.33%	13.45%

American Airlines Group Inc. (Note 2)	Interest of controlled corporations	H Share	270,606,272	(L)	—	6.33%	1.60%

Notes:

(1)

CSAH was deemed to be interested in an aggregate of 2,279,983,577 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.73% of its then total issued H Shares) and 2,248,833,577 H Shares were directly held by Nan Lung (representing approximately 52.60% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

(2)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
(3)	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at 30 June 2021.

Save as disclosed above, as at 30 June 2021, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the Shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

Promoting six

campaigns,

namely safety production,

grasping major strategic opportunities,

deepening reforms in key areas,

enhancing management to first class,

optimizing and adjusting five major structures,

and improving service quality.

Related Information of Bonds

I.	ENTERPRISE BOND, CORPORATE BOND AND NON-FINANCIAL CORPORATE DEBT FINANCING INSTRUMENTS

(I)	Enterprise Bond

Nil

(II)	Corporate Bond

1.	Basic Information of Corporate Bond

The table below sets out the corporate bond outstanding of the Group as of the date of this report:

Unit: RMB million

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Arrangement to ensure the suitability of investors (if any)	Trading mechanism	Whether there is a risk of termination of the listing
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the second tranche)	19 China Southern Airlines 02	155417	2019/5/16	2019/5/17	2022/5/17	2,000	3.72	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2019 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	19 China Southern Airlines 01	155185	2019/2/21	2019/2/22	2022/2/22	3,000	3.45	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2018 corporate bonds publicly offered of China Southern Airlines Company Limited (the first tranche)	18 China Southern Airlines 01	155052	2018/11/26	2018/11/27	2021/11/27	2,000	3.92	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)(Type 1)	20 Xiamen Airlines 01	163273	2020/3/16	2020/3/16	2023/3/16	1,000	2.95	Pay interests once a year, pay back principal plus interests when due	SSE	Only qualified investors stipulated by SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No
2019 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche)	19 Xiamen Airlines 01	163004	2019/11/20	2019/11/20	2022/11/20	1,500	3.58	Pay interests once a year, pay back principal when due	SSE	Only qualified investors stipulated by SSE can participate in the transaction	Adopt bidding, quotation, inquiry and agreement trading at the same time	No

2.	During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures

Corporate bonds of the Company are unsecured bonds. During the reporting period, debt repayment plan and other debt repayment protection measures are implemented in accordance with the provisions and commitments in the prospectus.

3.	Other Information about Corporate Bonds

On 14 May 2021, the Company disclosed the Announcement on Principal and Interest Settlement of 2021 and Delisting of 2016 Corporate Bonds of China Southern Airlines Company Limited (Second Tranche) (《中國南方航空股份有限公司2016年公司債券(第二期)2020年本息兌付及摘牌公告》 ). The Company fully paid the principal and interest of “16 China Southern Airlines 02” corporate bonds to the bank account designated by China Securities Depository and Clearing Corporation Limited Shanghai Branch two trading days before the date of settling the principal and interest of 2016 Corporate Bonds of China Southern Airlines Company Limited (the second tranche). On 25 May 2021, the Company fully settled the principal and interest of the 2016 Corporate Bonds of China Southern Airlines Company Limited (the second tranche) to investors, and “16 China Southern Airlines 02” corporate bonds were delisted on the date of settlement.

(III)	Non-financial Corporate Debt Financing Instruments in the Interbank Bond Market

Basis information of non-financial corporate debt financing instruments

The table below sets out the non-financial corporate debt financing instruments outstanding of the Group as of the date of this report:

Unite: RMB million

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Arrangement to ensure the suitability of investors (if any)	Trading mechanism	Whether there is a risk of termination of the listing
The fifteenth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2021	21 China Southern Airlines SCP015	012102109	2021/6/8	2021/6/9	2021/9/7	2,000	2.16	Repayment of the principal and interest in lump sum when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2019	19 China Southern Airlines MTN001	101901408	2019/10/18	2019/10/21	2022/10/21	1,000	3.20	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN001	102000113	2020/2/12	2020/2/13	2023/2/13	1,000	3.12	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN002	102000199	2020/2/26	2020/2/27	2023/2/27	1,000	3.05	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN003	102000238	2020/3/3	2020/3/5	2023/3/5	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Arrangement to ensure the suitability of investors (if any)	Trading mechanism	Whether there is a risk of termination of the listing
The fourth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN004	102000239	2020/3/3	2020/3/5	2023/3/5	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The fifth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN005	102000240	2020/3/3	2020/3/5	2025/3/5	1,000	3.28	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The sixth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN006	102000280	2020/3/5	2020/3/9	2023/3/9	1,000	3.00	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The seventh tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN007	102000859	2020/4/23	2020/4/26	2023/4/26	1,000	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The eighth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN008	102000858	2020/4/23	2020/4/27	2023/4/27	500	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The ninth tranche of medium-term notes of China Southern Airlines Company Limited in 2020	20 China Southern Airlines MTN009	102000888	2020/4/27	2020/4/28	2023/4/28	500	2.44	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of medium-term notes of Xiamen Airlines Company Limited in 2016	16 Xiamen Airlines MTN002	101656044	2016/10/20	2016/10/21	2021/10/21	1,600	3.11	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The eighteenth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2021	21 China Southern Airlines SCP018	012102519	2021/7/12	2021/7/14	2021/9/10	4,200	2.22	Repayment of the principal and interest in lump sum when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of medium-term notes of China Southern Airlines Company Limited in 2021	21 China Southern Airlines MTN001	102101342	2021/7/19	2021/7/21	2024/7/21	1,000	3.17	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	/	Price-enquiry transaction approach and one-click-order transaction approach	No

(IV) Principal Accounting Data and Financial Indicators

Major indicators	As at the end of this reporting period	As at the end of last year	Increase/decrease as compared to that as at the end of last year (%)	Reasons for changes
Current ratio	0.39	0.41	(4.88)	/
Quick ratio	0.37	0.39	(5.13)	/
Asset-liability ratio (%)	71.78	73.92	(2.90)	/

	During this reporting period (January to June)	During the corresponding period of last year	Increase/decrease as compared to that for the corresponding period of last year (%)	Reasons for changes
Net profit after deduction of non-recurring profit and loss	(4,802)	(8,423)	42.99	Decrease of loss for the period.
Debt-to-EBITDA ratio	4.34	1.66	161.45	Decrease of loss for the period.
Interest coverage ratio	(1)	(2)	(50.00)	Decrease of loss for the period.
Cash interest coverage ratio	4	(0.12)	3,433.33	A net cash inflow from operating activities recorded due to the increase of operating revenue for the period.
EBITDA-to-interest coverage ratio	3	1	200.00	Decrease of loss for the period.
Loan repayment rate (%)	100.00	100.00	/	/
Interest repayment rate (%)	100.00	100.00	/	/

II.	CORPORATE CONVERTIBLE BONDS

(I)	Issuance of Convertible Bonds

On 14 May 2020, the thirteenth meeting of the eighth session of Board of the Company was held, and the resolution on the satisfaction by the Company of the conditions of the public issuance of A Share Convertible Bonds was passed, as well as the resolutions on the specific plan, preliminary proposal and feasibility report, etc. On 30 June 2020, 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares were held, at which the relevant resolutions on the public issuance of A Share Convertible Bonds were considered and approved.

On 10 July 2020, the Company received the CSRC’s Acceptance Notice of the Application for Administration Permission (Acceptance No. 201734) (《中國證監會行政許可申請受理單》(201734 號)) issued by the CSRC. The CSRC, pursuant to applicable laws, conducted a review of the application materials for administrative permission of listed companies’ Issuance of A Share Convertible Bonds submitted by the Company. The CSRC is of the opinion that the application materials are complete and has decided to accept the applications for administrative permission for further processing.

On 24 August 2020, the 124th working meeting in 2020 of the 18th session of the Issuance Examination Committee of the CSRC reviewed the Company’s application for the public issuance of convertible bonds. According to the meeting review results, the Company’s application for the public issuance of convertible bonds was approved.

On 21 September 2020, the Company received the “Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) (《關於核准中國南方航空股份有限公司公開發行可轉換公司債券的批復》 (證監許可[2020]2264號))” issued by the CSRC. On 15 October 2020, the Company publicly issued 160 million A Share Convertible Bonds with nominal value of RMB100 each, representing a total amount of RMB16 billion. On 21 October 2020, the Company received the proceeds from public issuance of A Share Convertible Bonds and deposited them in the special account for the proceeds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the convertible bonds of the Company with an amount of RMB16 billion were listed on the SSE since 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”.

(II)	Holders and Guarantors of Convertible Bonds During the Reporting Period

Name of corporate convertible bonds	2020 Corporate Convertible Bonds of China Southern Airlines Company Limited
Numbers of holders of convertible bonds at the end of the period	60,788
Guarantor of the convertible bonds of the Company	Nil
Material changes in profitability, assets conditions, and credit of guarantors	Nil

Particulars of the top ten convertible bonds holders:

Name of the corporate convertible bonds holders	Total number of bonds held at the end of reporting period (RMB)	Bond-holding percentage (%)
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Industrial and Commercial Bank of China)	728,107,000	12.35
Agricultural Bank of China Limited – Guangfa Balance Selected Mixed Type Securities Investment Fund (廣發均衡優選混合型證券投資基金)	559,995,000	9.50
Specific accounts for bonds repurchase and pledge under the registration and settlement system (China Construction Bank)	358,648,000	6.08
Industrial Bank Co., Ltd. – GF Stable Preferred Six-month Hybrid Securities Investment Fund (廣發穩健優選六個月持有期混合型證券投資基金)	321,586,000	5.45
Industrial and Commercial Bank of China Limited – E Fund Management Anxin Huibao Bond Securities Investment Fund (易方達安心回報債券型證券投資基金)	216,557,000	3.67
Specific accounts for bonds repurchase and pledge under the registration and settlement system (China Merchants Bank Co., Ltd.)	197,608,000	3.35
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Bank of Communications)	189,717,000	3.22
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Agricultural Bank of China)	170,918,000	2.90
Taikang Life Insurance Co., Ltd. – Dividend – Personal Dividend – 019L- FH002 Shanghai (泰康人壽保險股份有限公司－分紅－個人分紅－019L- FH002滬)	168,232,000	2.85
Specific accounts for bonds repurchase and pledge under the registration and settlement system (Bank of China)	133,621,000	2.27

(III)	Changes in Convertible Bonds During the Reporting Period

Unit: RMB

Name of the corporate convertible bonds	Prior to current change	Increase/decrease in the current changes			After current changes
		Converted	Redeemed	Resold
2020 Corporate Convertible Bonds of China Southern Airlines Company Limited	16,000,000,000.00	10,103,194,000.00	—	—	5,896,806,000.00

(IV)	Cumulative Number of Shares Converted During the Reporting Period

Name of Convertible Bonds	2020 Corporate Convertible Bonds of China Southern Airlines Company Limited
Nominal value of convertible bonds converted during the reporting period (RMB)	10,103,194,000.00
Number of shares converted during the reporting period (shares)	1,619,101,529
Aggregated number of shares converted (shares)	1,619,101,529
Aggregated number of shares converted per the total number of shares issued by the Company before conversion (%)	10.56
Nominal value of outstanding convertible bonds (RMB)	5,896,806,000.00
Outstanding convertible bonds per the total number of convertible bonds issued (%)	36.86

(V)	Information on the Company’s Liability and Credit Changes As Well As the Cash Arrangement for the Future Annual Debt Repayment

Pursuant to the relevant provisions of the Administrative Measures for the Issuance of Securities by Listed Companies, the Administrative Measures for Issuance and Trading of Corporate Bonds and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, during the reporting period, the Company entrusted a credit rating agency China Lianhe Credit Rating Co., Ltd (聯合資信評估股份有限公司) to conduct credit rating for the Nanhang Convertible Bonds issued by the Company in October 2020. China Lianhe Credit Rating Co., Ltd issued the 2021 Follow-up Rating Report for Convertible Bonds of China Southern Airlines Company Limited (《中國南方航空股份有限公司可轉換公司債券2021年跟蹤評級報告》). The rating results are as follows: it maintained the AAA long-term credit rating of the main body of the Company, maintained the credit rating of AAA of Nanhang Convertible Bonds with stable outlook. The Company’s operations are stable in all aspects with reasonable asset structure, and the liabilities situation has not changed significantly, and the credit status is good. The Company’s cash sources for debt repayment in the coming years mainly include cash inflows from income from the normal business operations of the Company.

(VI)	Other Information About Corporate Convertible Bonds

Nil.

Achieving six transformations,

namely transformation towards high quality, exploring key areas, high relevance and diversified industries, market-driven operation, digitalization and ecological circle, and refined management.

REVIEW REPORT

Review report to the Board of Directors of China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 77 to 111 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2021 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2021 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

27 August 2021

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2021 – unaudited

		Six months ended 30 June
		2021	2020
	Note	RMB million	RMB million
Operating revenue
Traffic revenue		48,557	36,460
Other operating revenue		3,019	2,504

Total operating revenue	4	51,576	38,964

Operating expenses
Flight operation expenses		22,696	16,939
Maintenance expenses		6,054	5,956
Aircraft and transportation service expenses		10,438	7,631
Promotion and selling expenses		2,302	2,219
General and administrative expenses		1,772	1,676
Depreciation and amortisation		12,104	12,462
Others		1,099	685

Total operating expenses		56,465	47,568

Other net income	8	1,832	1,713

Operating losses		(3,057)	(6,891)
Interest income		381	42
Interest expense	7	(3,191)	(3,405)
Share of associates’ results		23	(788)
Share of joint ventures’ results		155	129
Exchange gain/(loss), net		793	(1,117)
Changes in fair value of financial assets/liabilities		(205)	86

Loss before income tax		(5,101)	(11,944)
Income tax	10	1,134	2,462

Loss for the period		(3,967)	(9,482)

(Loss)/profit attributable to:
Equity shareholders of the Company		(4,690)	(8,179)
Non-controlling interests		723	(1,303)

Loss for the period		(3,967)	(9,482)

Loss per share
Basic and diluted	12	RMB(0.30)	RMB(0.64)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2021 – unaudited

		Six months ended 30 June
		2021	2020
	Note	RMB million	RMB million
Loss for the period		(3,967)	(9,482)

Other comprehensive income:
Items that will not be reclassified to profit or loss
–
Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)		(100)	(111)
– Share of other comprehensive income of an associate		(2)	(3)
– Income tax effect of the above items		25	28
Items that may be reclassified subsequently to profit or loss
–
Cash flow hedges: fair value movement of derivative financial assets/liabilities		15	(66)
–
Differences resulting from the translation of foreign currency financial statements		—	(1)
– Share of other comprehensive income of an associate		2	(6)
– Income tax effect of the above items		(4)	17

Other comprehensive income for the period	11	(64)	(142)

Total comprehensive income for the period		(4,031)	(9,624)

Total comprehensive income for the period attributable to:
Equity shareholders of the Company		(4,753)	(8,282)
Non-controlling interests		722	(1,342)

Total comprehensive income for the period		(4,031)	(9,624)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 30 June 2021 – unaudited

			At 30 June	At 31 December
			2021	2020
	Note		RMB million	RMB million
Non-current assets
Property, plant and equipment, net	13		89,550	86,146
Construction in progress	14		30,356	32,407
Right-of-use assets	15		147,067	151,065
Goodwill			237	237
Interest in associates			2,454	2,449
Interest in joint ventures			3,195	3,225
Aircraft lease deposits			315	362
Other equity instrument investments			699	799
Other non-current financial assets			430	92
Deferred tax assets			9,955	7,739
Other assets			2,797	2,877

			287,055	287,398

Current assets
Inventories			1,801	1,760
Trade receivables	16		3,883	2,525
Other receivables			8,574	8,347
Cash and cash equivalents			24,966	25,419
Restricted bank deposits			102	117
Prepaid expenses and other current assets			419	732
Amounts due from related companies	21	(c)	284	85

			40,029	38,985

Current liabilities
Derivative financial liabilities			1,220	3,148
Borrowings	17		48,765	40,099
Lease liabilities			21,066	20,930
Trade payables	18		1,534	1,782
Contract liabilities			1,433	1,513
Sales in advance of carriage			3,951	3,997
Current income tax			613	462
Amounts due to related companies	21	(c)	277	357
Accrued expenses			16,856	15,920
Other liabilities			7,440	7,473

			103,155	95,681

Net current liabilities			(63,126)	(56,696)

Total assets less current liabilities			223,929	230,702

			At 30 June	At 31 December
			2021	2020
	Note		RMB million	RMB million
Non-current liabilities
Borrowings	17		31,917	38,134
Lease liabilities			92,267	100,283
Derivative financial liabilities			34	53
Other non-current liabilities			1,980	2,036
Provision for major overhauls			4,520	4,216
Deferred benefits and gains			872	769
Deferred tax liabilities			52	80

			131,642	145,571

Net assets			92,287	85,131

Capital and reserves
Share capital	19	(b)	16,948	15,329
Reserves			58,339	54,255

Total equity attributable to equity shareholders of the Company			75,287	69,584
Non-controlling interests			17,000	15,547

Total equity			92,287	85,131

Approved and authorised for issue by the Board of Directors on 27 August 2021.

Ma Xu Lun	Han Wen Sheng
Director	Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2021 – unaudited

			Attributable to equity shareholders of the Company
	Note		Share capital RMB million	Share premium RMB million	Fair value reserve (recycling) RMB million	Fair value reserve (non-recycling) RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2020			12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329
Changes in equity for the six months ended 30 June 2020:
Loss for the period			—	—	—	—	—	(8,179)	(8,179)	(1,303)	(9,482)
Other comprehensive income			—	—	(55)	(47)	(1)	—	(103)	(39)	(142)

Total comprehensive income for the period			—	—	(55)	(47)	(1)	(8,179)	(8,282)	(1,342)	(9,624)
Issuance of shares			3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests of a subsidiary			—	—	—	—	(155)	—	(155)	(105)	(260)
Changes in other reserves			—	—	—	—	(7)	—	(7)	—	(7)

Balance at 30 June 2020 and 1 July 2020			15,329	38,541	(53)	362	2,681	14,753	71,613	11,776	83,389

Changes in equity for the six months ended 31 December 2020:
Loss for the period			—	—	—	—	—	(2,668)	(2,668)	323	(2,345)
Other comprehensive income			—	—	18	(88)	9	—	(61)	(15)	(76)

Total comprehensive income for the period			—	—	18	(88)	9	(2,668)	(2,729)	308	(2,421)
Capital injection from non-controlling interests			—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests			—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of control of a subsidiary			—	—	—	—	—	—	—	(1)	(1)

Balance at 31 December 2020 and 1 January 2021			15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131
Changes in equity for the six months ended 30 June 2021:
Loss for the period			—	—	—	—	—	(4,690)	(4,690)	723	(3,967)
Other comprehensive income			—	—	13	(76)	—	—	(63)	(1)	(64)

Total comprehensive income for the period			—	—	13	(76)	—	(4,690)	(4,753)	722	(4,031)
Capital injection from non-controlling interests			—	—	—	—	—	—	—	810	810
Conversion of convertible bonds to ordinary shares	19	(b)	1,619	8,837	—	—	—	—	10,456	—	10,456
Decrease in non-controlling interests as a result of liquidation of a subsidiary			—	—	—	—	—	—	—	(71)	(71)
Distributions to non-controlling interests			—	—	—	—	—	—	—	(8)	(8)

Balance at 30 June 2021			16,948	47,378	(22)	198	3,390	7,395	75,287	17,000	92,287

The accompanying notes form part of this interim financial report.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2021 – unaudited

	Six months ended 30 June
	2021 RMB million	2020 RMB million
Operating activities
Cash generated from/(used in) operating activities	8,818	(3,846)
Interest received	363	34
Interest paid	(3,342)	(3,421)
Income tax paid	(899)	(599)

Net cash generated from/(used in) operating activities	4,940	(7,832)

Investing activities
Proceeds from disposal of property, plant and equipment and right-of-use assets	619	450
Proceeds from disposal of derivative financial instruments	—	51
Dividends received from associates	16	54
Dividends received from joint ventures	73	—
Dividends received from other investments in equity and other non-current financial assets	—	1
Acquisition of term deposits	—	(722)
Proceeds from maturity of term deposits	120	3
Acquisition of property, plant and equipment and other assets	(7,264)	(2,987)
Refund of aircraft lease deposits	—	28

Net cash used in investing activities	(6,436)	(3,122)

Financing activities
Proceeds from issuance of shares	—	15,951
Proceeds from bank borrowings	39,002	32,660
Proceeds from corporate bonds	—	9,000
Proceeds from ultra-short-term financing bills	42,200	43,800
Repayment of bank borrowings	(29,630)	(38,335)
Repayment of corporate bonds	(149)	—
Repayment of ultra-short-term financing bills	(41,000)	(27,500)
Capital element of lease rentals paid	(10,498)	(8,843)
Capital injections from non-controlling interests	1,124	—
Refund of aircraft lease deposits	38	—
Dividends paid to non-controlling interests	(38)	(5)
Payment for purchase of non-controlling interests	—	(260)

Net cash generated from financing activities	1,049	26,468

Net (decrease)/increase in cash and cash equivalents	(447)	15,514
Cash and cash equivalents at 1 January	25,419	1,849
Exchange (loss)/gain on cash and cash equivalents	(6)	7

Cash and cash equivalents at 30 June	24,966	17,370

The accompanying notes form part of this interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi unless otherwise indicated)

1	Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 27 August 2021.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2020 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2021 annual financial statements. Details of any changes in significant accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2020 annual financial statements. The consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s review report to the Board of Directors is included on page 76.

2	Changes in significant accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021 (“2021 amendment”)

The Group previously applied the practical expedient in IFRS 16 to all qualifying COVID-19-related rent concessions granted to the Group except for aircraft and engine leases such that as lessee it was not required to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic were lease modifications, if the eligibility conditions are met. One of these conditions requires the reduction in lease payments affect only payments originally due on or before a specified time limit. The 2021 amendment extends this time limit from 30 June 2021 to 30 June 2022.

The Group has early adopted the 2021 amendment in this financial year. The adoption of 2021 amendment does not have any material impact on the financial position and the financial result of the Group.

2	Changes in significant accounting policies (continued)

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform — phase 2

The amendments provide targeted reliefs from (i) accounting for changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities as modifications, and (ii) discontinuing hedge accounting when an interest rate benchmark is replaced by an alternative benchmark rate as a result of the reform of interbank offered rates (“IBOR reform”). The adoption of the amendments do not have any material impact on the financial position and the financial result of the Group.

3	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business.

The interim financial report does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2020.

There have been no changes in the risk management policies since 31 December 2020.

(a)	Liquidity risk

As at 30 June 2021, the Group’s current liabilities exceeded its current assets by RMB63,126 million. For the six months ended 30 June 2021, the Group recorded a net cash inflow from operating activities of RMB4,940 million, a net cash outflow from investing activities of RMB6,436 million and a net cash inflow from financing activities of RMB1,049 million, which in total resulted in a net decrease in cash and cash equivalents of RMB447 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 30 June 2021, the Group has obtained credit facilities of RMB333,576 million in aggregate (31 December 2020: RMB315,452 million) granted by several banks and other financial institute, among which approximately RMB226,317 million (31 December 2020: RMB228,188 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

As at 30 June 2021, the contractual maturities of the Group’s borrowings are disclosed in Note 17.

3	Financial risk management and fair values (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars (“USD”), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

Cross currency swaps have been entered into to mitigate its interest rate risk and foreign currency risk. Under the cross currency swaps, the Group agrees with other third parties to exchange the floating interest and principal payments in USD for fixed interest and principal payments in RMB for certain USD bank loans. As at 30 June 2021, all cross currency swaps had been settled.

As at 30 June 2021, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB238 million (31 December 2020: RMB315 million).

In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2020.

The sensitivity analysis above indicates the instantaneous change in the Group’s loss after tax (and retained earnings) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those floating rate financial instruments held by the Group.

(c)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

3	Financial risk management and fair values (continued)

(c)	Foreign currency risk (continued)

The following table indicates the instantaneous change in the Group’s loss after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered to be reasonably possible at the end of the reporting date.

	30 June 2021
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/increase) in loss after tax and increase/ (decrease) in retained earnings RMB million
USD	1%	358
	(1%)	(358)
Euro	1%	21
	(1%)	(21)
Japanese Yen	10%	61
	(10%)	(61)

	31 December 2020
	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/increase) in loss after tax and increase/ (decrease) in retained earnings RMB million
USD	1%	367
	(1%)	(367)
Euro	1%	24
	(1%)	(24)
Japanese Yen	10%	74
	(10%)	(74)

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables and derivative financial instruments.

3	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Cash and cash equivalents

Substantially all of the Group’s cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 30 June 2021, the balance due from BSP agents amounted to RMB668 million (31 December 2020: RMB293 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management’s expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, general aviation service receivables, receivables on cooperation flights and other trade receivables.

The following table provides information about the Group’s exposure to credit risk and ECLs for air ticket receivables as at 30 June 2021:

	30 June 2021
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	2,493	—
More than 3 months but less than 1 year	50.00%	3	2
More than 1 year but less than 2 years	100.00%	7	7
More than 2 years but less than 3 years	100.00%	4	4
More than 3 years	100.00%	15	15

		2,522	28

	31 December 2020
	Expected loss rate %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01%	1,461	—
More than 3 months but less than 1 year	50.00%	7	4
More than 1 year but less than 2 years	100.00%	6	6
More than 2 years but less than 3 years	100.00%	5	5
More than 3 years	100.00%	13	13

		1,492	28

3	Financial risk management and fair values (continued)

(d)	Credit risk (continued)

Trade receivables (continued)

Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The credit risk of mileage credits sales receivables, general aviation service receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables.

The Group measures loss allowance for other trade receivables amounted to RMB13 million (31 December 2020: RMB15 million) based on ECLs.

Other receivables

The Group measures the loss allowance for other receivables equal to 12-month ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECLs.

The Group measures loss allowance for other receivables amounted to RMB159 million (31 December 2020: RMB159 million) based on ECLs.

Derivative financial instruments

The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

(e)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (six months ended 30 June 2020:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB1,234 million (six months ended 30 June 2020: RMB840 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of and throughout the reporting period.

(f)	Capital management

The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During the six months ended 30 June 2021, the Group’s strategy, which was unchanged from 2020, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group’s debt ratio was 72% as at 30 June 2021 (31 December 2020: 74%).

3	Financial risk management and fair values (continued)

(g)	Fair value

(i)	Financial instruments carried at fair value

FAIR VALUE HIERARCHY

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value measurements as at 30 June 2021 categorised into
Recurring fair value measurement	Fair value at 30 June 2021 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):

Other equity instrument investments:
– Non-listed shares	—	—	—	—
– Non-tradable shares	699	—	—	699

Other non-current financial assets:
– Listed shares	66	66	—	—
– Non-listed shares	28	—	—	28

Derivative financial liabilities:
– Interest rate swaps	(34)	—	(34)	—
– Derivative component of convertible bonds	(1,119)	—	(1,119)	—
– Forward foreign exchange and foreign exchange options contracts	(101)	—	(101)	—

3	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

		Fair value measurements as at 31 December 2020 categorised into
Recurring fair value measurement	Fair value at 31 December 2020 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Financial assets/(liabilities):

Other equity instrument investments:
– Non-listed shares	100	—	—	100
– Non-tradable shares	699	—	—	699

Other non-current financial assets:
– Listed shares	64	64	—	—
– Non-listed shares	28	—	—	28

Derivative financial liabilities:
– Interest rate swaps	(53)	—	(53)	—
– Derivative component of convertible bonds	(3,092)	—	(3,092)	—
– Forward foreign exchange and foreign exchange options contracts	(56)	—	(56)	—

During the six months ended 30 June 2021 and 30 June 2020, there were no transfers among level 1, level 2 and level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial liabilities is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Fair value of forward foreign exchange and foreign exchange options contracts is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curves in the respective currencies.

3	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

Valuation techniques and inputs used in Level 2 fair value measurements (continued)

Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are:

	At 30 June 2021	At 31 December 2020
Conversion price	RMB6.24	RMB6.24
Stock price of A shares	RMB6.23	RMB6.01
Stock market volatility	33.91%	35.38%
Risk-free interest rate	2.93%	3.14%

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Other equity instruments investments
– Non-listed shares (1)&(3)	Market comparable companies	Discount for lack of marketability	42%

– Non-tradable shares (2)&(3)	Discounted cash flow	Expected profit growth rate during the projection period	-20%-25%
		Perpetual growth rate	3%
		Perpetual dividend payout rate	80%
		Expected dividend payout rate during the projection period	25%-33%
		Discount rate	10.16%

Other non-current financial assets
– Non-listed shares (2)	Discounted cash flow	Expected profit growth rates during the projection period	5%-15%
		Perpetual growth rates	1%-4%
		Perpetual dividend payout rates	80%
		Expected dividend payout rates during the projection period	27%-43%
		Discount rates	9.72%-11.64%

3	Financial risk management and fair values (continued)

(g)	Fair value (continued)

(i)	Financial instruments carried at fair value (continued)

FAIR VALUE HIERARCHY (CONTINUED)

Information about Level 3 fair value measurements (continued)

(1)

The fair value of non-listed shares are determined by using comparable listed companies adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability.

(2)

The fair value of these non-tradable shares and non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, perpetual dividend payout rate and expected dividend payout rates during the projection period of respective investees, and negatively correlated to the discount rates.

(3)

Any gain or loss arising from the remeasurement of the Group’s unlisted or non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings.

(ii)	Financial instruments not carried at fair value

All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 30 June 2021 and 31 December 2020.

4	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

Disaggregation of revenue from contracts with customers by major service lines is as follows:

	Six months ended 30 June
	2021 RMB million	2020 RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger	39,691	28,793
– Cargo and mail	8,866	7,667
– Commission income	1,314	1,282
– Cargo handling income	356	239
– General aviation income	250	226
– Hotel and tour operation income	329	165
– Ground services income	149	121
– Air catering income	140	112
– Others	382	279

	51,477	38,884
Revenue from other sources:
– Rental income	99	80

	51,576	38,964

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 5(a) and 5(b) respectively.

5	Segment reporting

(a)	Business segments

The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment (loss)/profit before taxation, assets and liabilities arising from different accounting policies, are set out in Note 5(c).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2021 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	1,347	764	(637)	—	1,474
Over time	49,852	1,589	(1,339)	—	50,102

Revenue from external customers	51,012	564	—	—	51,576
Inter-segment sales	187	1,789	(1,976)	—	—

Reportable segment revenue	51,199	2,353	(1,976)	—	51,576

Reportable segment (loss)/profit before taxation	(5,098)	23	1	(23)	(5,097)

Reportable segment (loss)/profit after taxation	(4,017)	24	1	28	(3,964)

Other segment information
Income tax	(1,081)	(1)	—	(51)	(1,133)
Interest income	413	10	(42)	—	381
Interest expense	3,223	11	(43)	—	3,191
Depreciation and amortisation	11,999	101	—	—	12,100
Credit loss	—	(1)	—	—	(1)
Share of associates’ results	—	—	—	23	23
Share of joint ventures’ results	—	—	—	155	155
Change in fair value of financial assets/liabilities	—	—	—	(205)	(205)
Non-current assets additions during the period(#)	10,083	250	(15)	—	10,318

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment results of the Group for the six months ended 30 June 2020 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	1,302	675	(572)	—	1,405
Over time	37,333	1,220	(994)	—	37,559

Revenue from external customers	38,590	374	—	—	38,964
Inter-segment sales	45	1,521	(1,566)	—	—

Reportable segment revenue	38,635	1,895	(1,566)	—	38,964

Reportable segment (loss)/profit before taxation	(11,400)	16	(2)	(550)	(11,936)

Reportable segment (loss)/profit after taxation	(8,918)	16	(2)	(572)	(9,476)

Other segment information
Income tax	(2,482)	—	—	22	(2,460)
Interest income	55	14	(27)	—	42
Interest expense	3,423	9	(27)	—	3,405
Depreciation and amortisation	12,311	143	—	—	12,454
Credit loss	13	—	—	—	13
Share of associates’ results	—	—	—	(788)	(788)
Share of joint ventures’ results	—	—	—	129	129
Change in fair value of financial assets/liabilities	—	—	—	86	86
Non-current assets additions during the period(#)	8,357	90	—	—	8,447

5	Segment reporting (continued)

(a)	Business segments (continued)

The segment assets and liabilities as at 30 June 2021 and 31 December 2020 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 30 June 2021
Reportable segment assets	316,289	5,858	(1,769)	6,441	326,819
Reportable segment liabilities	232,951	2,352	(1,760)	1,254	234,797

As at 31 December 2020
Reportable segment assets	317,741	6,019	(4,209)	6,564	326,115
Reportable segment liabilities	239,968	2,237	(4,154)	3,201	241,252

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments and other non-current financial assets, derivative financial assets and deferred tax assets.

5	Segment reporting (continued)

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment is analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, general aviation, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	Six months ended 30 June
	2021 RMB Million	2020 RMB Million
Domestic	40,514	24,100
International	10,847	14,642
Hong Kong, Macau and Taiwan	215	222

	51,576	38,964

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

5	Segment reporting (continued)

(c)	Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report

			Six months ended 30 June
	Note		2021 RMB million	2020 RMB million
Loss before income tax
Reportable segment loss before taxation	5(a	)	(5,097)	(11,936)
Capitalisation of exchange difference of specific loans	(i	)	(4)	(8)

Consolidated loss before income tax			(5,101)	(11,944)

			30 June	31 December
	Note		2021 RMB million	2020 RMB million
Assets
Reportable segment assets	5(a	)	326,819	326,115
Capitalisation of exchange difference of specific loans	(i	)	43	47
Government grants	(ii	)	(6)	(6)
Adjustments arising from business combinations under common control	(iii	)	237	237
Others			(9)	(10)

Consolidated total assets			327,084	326,383

			30 June	31 December
	Note		2021 RMB million	2020 RMB million
Liabilities
Reportable segment liabilities	5(a	)	234,797	241,252

Consolidated total liabilities			234,797	241,252

Notes:

(i)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(ii)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(iii)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.

6	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year.

7	Interest expense

	Six months ended 30 June
	2021 RMB million	2020 RMB million
Interest on borrowings	1,304	960
Interest on lease liabilities	2,245	2,659

Total interest expense on financial liabilities not at fair value through profit or loss	3,549	3,619
Less: interest expense capitalised (Note)	(370)	(212)

	3,179	3,407
Interest rate swaps: cash flow hedges, reclassified from equity (Note 11)	12	(2)

	3,191	3,405

Note:	The weighted average interest rate used for interest capitalisation was 2.59% per annum for the six months ended 30 June 2021 (six months ended 30 June 2020: 2.69%).

8	Other net income

	Six months ended 30 June
	2021 RMB million	2020 RMB million
Government grants (Note)	1,520	1,207
Gains/(loss) on disposal of property, plant and equipment, net and right-of-use assets
– Aircraft and spare engines	(27)	157
– Other property, plant and equipment and right-of-use assets	144	78
Others	195	271

	1,832	1,713

Note:	Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2021 and 2020.

9	Operating losses

Operating losses are stated after charging the following items:

	Six months ended 30 June
	2021 RMB million	2020 RMB million
Staff costs	13,316	11,157
Jet fuel costs	12,336	8,399
Depreciation charge
– Property, plant and equipment	4,439	4,483
– Right-of-use assets	7,457	7,807
Other amortisation	208	172
Rental charges	633	596

10	Income tax

	Six months ended 30 June
	2021 RMB million	2020 RMB million
PRC income tax	1,089	1,073
Deferred tax	(2,223)	(3,535)

	(1,134)	(2,462)

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior periods.

For the six months ended 30 June 2021, the Company and its branches are liable to income tax rates ranging from 15% to 25% (six months ended 30 June 2020: 15% to 25%), and the subsidiaries of the Company are liable to income tax rates ranging from 15% to 25% (six months ended 30 June 2020: 15% to 30%). Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

11	Other comprehensive income

	Six months ended 30 June
	2021 RMB million	2020 RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	3	(64)
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 7)	12	(2)
Net deferred tax (debited)/credited to other comprehensive income	(4)	17

	11	(49)

Equity investments measured at FVOCI:
Changes in fair value recognised during the period	(100)	(111)
Net deferred tax credited to other comprehensive income	25	28

	(75)	(83)

Share of other comprehensive income of associates
Will not be reclassified to profit or loss	(2)	(3)
May be reclassified subsequently to profit or loss	2	(6)

	—	(9)

Differences resulting from the translation of foreign currency financial statements	—	(1)

Other comprehensive income for the period	(64)	(142)

12	Loss per share

The calculation of basic loss per share for the six months ended 30 June 2021 is based on the loss attributable to equity shareholders of the Company of RMB4,690 million (six months ended 30 June 2020: RMB8,179 million) and the weighted average of 15,437,242,198 shares (six months ended 30 June 2020: 12,776,387,469 shares) in issue during the period.

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the six months ended 30 June 2021.

13	Property, plant and equipment, net

	Six months ended 30 June 2021
	Aircraft RMB million	Other flight equipment including rotables RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2021	54,863	10,717	20,566	86,146
Additions	1,576	194	322	2,092
Transfers from construction in progress (Note 14)	5,064	30	820	5,914
Transferred from right-of-use assets on exercise of purchase option (Note 15)	664	—	—	664
Depreciation charges	(2,905)	(692)	(842)	(4,439)
Disposals	(742)	(33)	(52)	(827)

Carrying amounts at 30 June 2021	58,520	10,216	20,814	89,550

14	Construction in progress

	Six months ended 30 June 2021
	Advance payments for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2021	29,342	3,065	32,407
Additions	3,292	725	4,017
Transfers to property, plant and equipment (Note 13)	(5,094)	(820)	(5,914)
Transfers to right-of-use assets (Note 15)	(80)	—	(80)
Transfers to others	—	(74)	(74)

Carrying amounts at 30 June 2021	27,460	2,896	30,356

15	Right-of-use assets

	Six months ended 30 June 2021
	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2021	143,363	5,534	1,520	648	151,065
Additions	2,657	350	906	218	4,131
Transferred to property, plant and equipment on exercise of purchase option (Note 13)	(664)	—	—	—	(664)
Transfers from construction in progress (Note 14)	—	—	—	80	80
Depreciation charges	(6,871)	(75)	(426)	(85)	(7,457)
Disposals	—	(54)	(32)	(2)	(88)

Carrying amounts at 30 June 2021	138,485	5,755	1,968	859	147,067

Notes:

As disclosed in Note 2, the Group has early adopted the Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021, and applied the practical expedient to all leases except for aircraft and engine leases with eligible rent concessions received by the Group during the period. There is no rent concession for the six months ended 30 June 2021 (six months ended 30 June 2020: RMB6 million).

16	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	30 June 2021 RMB million	31 December 2020 RMB million
Within 1 month	2,909	1,972
More than 1 month but less than 3 months	434	307
More than 3 months but less than 12 months	505	231
More than 1 year	76	58

	3,924	2,568
Less: loss allowance	(41)	(43)

	3,883	2,525

17	Borrowings

Borrowings are analysed as follows:

	30 June 2021 RMB million	31 December 2020 RMB million
Non-current
Long-term borrowings
– unsecured	15,569	8,811

Corporate bonds
– unsecured (Note (i))	2,500	7,500
Convertible bonds
– unsecured (Note (ii))	4,855	12,833
Medium-term notes
– unsecured (Note (iii))	8,993	8,990

	31,917	38,134

Current
Current portion of long-term borrowings
– unsecured	92	67
Short-term borrowings
– unsecured	27,875	25,286
Ultra-short-term financing bills
– unsecured	12,199	10,999

	40,166	36,352
Current portion of corporate bonds and medium-notes
– unsecured (Note (i)&(iii))	8,599	3,747

	48,765	40,099
Total borrowings	80,682	78,233

The borrowings are repayable:
Within one year	48,765	40,099
In the second year	15,751	7,662
In the third to fifth year	8,235	14,394
After the fifth year	7,931	16,078

Total borrowings	80,682	78,233

17	Borrowings (continued)

Borrowings are analysed as follows: (continued)

Notes:

(i)

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12% per annum. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date. The bonds with nominal value of RMB4,851 million were redeemed by the Company in 2019 at the request of investors, and the remaining bonds of RMB149 million were redeemed by the Company in the six months ended 30 June 2021.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 26 November 2018 at a bond rate of 3.92% per annum with a term of 3 years. As at 30 June 2021, the corporate bonds will mature within 1 year.

The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 21 February 2019 at a bond rate of 3.45% per annum with a term of 3 years. As at 30 June 2021, the corporate bonds will mature within 1 year.

The Group issued corporate bonds with aggregate nominal value of RMB2,000 million on 16 May 2019 at a bond rate of 3.72% per annum with a term of 3 years. As at 30 June 2021, the corporate bonds will mature within 1 year.

Xiamen Airlines Company Limited (“Xiamen Airlines”), a subsidiary of the Group, issued corporate bonds with aggregate nominal value of RMB1,500 million on 20 November 2019 at a bond rate of 3.58% per annum with a term of 3 years. As at 30 June 2021, the corporate bonds will mature over 1 year.

Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95% per annum with a term of 3 years. As at 30 June 2021, the corporate bonds will mature over 1 year.

(ii)

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

For the six months ended 30 June 2021, 101,031,940 convertible bonds were converted to 1,619,101,529 A shares at the conversion price of RMB6.24 per share.

As at 30 June 2021, the fair value of the derivative component of convertible bonds were recognised as derivative financial liabilities amounting to RMB1,119 million (31 December 2020: RMB3,092 million). For the six months ended 30 June 2021, the fair value change of the derivative component of convertible bonds amounted to RMB166 million (six months ended 30 June 2020: nil).

(iii)

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million in 2016 at an annual interest rate of 3.11% with a term of 5 years. As at 30 June 2021, the medium-term notes mature within 1 year.

The Group issued medium-term notes with aggregate nominal value of RMB1,000 million in 2019 at an annual interest rate of 3.20% with a term of 3 years. As at 30 June 2021, the medium-term notes will mature over 1 year.

The Group issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at 30 June 2021, the medium-term notes will mature over 1 year.

18	Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	30 June	31 December
	2021	2020
	RMB million	RMB million
Within 1 month	264	431
More than 1 month but less than 3 months	508	473
More than 3 months but less than 6 months	343	313
More than 6 months but less than 1 year	149	329
More than 1 year	270	236

	1,534	1,782

19	Capital, reserves and dividends

(a)	Dividends

The directors did not propose any interim dividend for the six months ended 30 June 2021 and 2020.

(b)	Conversion of convertible bonds

For the six months ended 30 June 2021, 101,031,940 convertible bonds were converted to A shares at the conversion price of RMB6.24 per share. RMB1,619 million was credited to share capital and RMB8,837 million was credited to share premium respectively.

(c)	Reserves

(i)	Share premium

The share premium represents the difference between the par value of the shares of the Company and proceeds received from the issuance of the shares of the Company.

(ii)	Fair value reserve (recycling)

The fair value reserve (recycling) represents the hedge reserve which comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges, and share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI.

(iii)	Fair value reserve (non-recycling)

The fair value reserve (non-recycling) comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period.

(iv)	Other reserves

Other reserves mainly comprise statutory surplus reserve. For the six months ended 30 June 2021, the Company did not make any appropriation of statutory surplus reserve (six months ended 30 June 2020: nil).

20	Commitments

As at the end of the reporting period, the Group had capital commitments as follows:

	30 June 2021 RMB million	31 December 2020 RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	50,481	56,547

Investment commitments (share of capital commitments of a joint venture)
– authorised and contracted for	333	405
– authorised but not contracted for	26	26

	359	431

Commitments for other property, plant and equipment
– authorised and contracted for	4,124	4,970
– authorised but not contracted for	6,223	5,479

	10,347	10,449

	61,187	67,427

21	Material related party transactions

(a)	Key management personnel remuneration

Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB5.73 million for the six months ended 30 June 2021 (six months ended 30 June 2020: RMB4.69 million). Such remuneration is included in “staff costs” as disclosed in Note 9.

(b)	Transactions with China Southern Air Holding Company Limited (“CSAH”) and its affiliates, associates, joint ventures and other related companies of the Group

The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities.

21	Material related party transactions (continued)

(b)	Transactions with China Southern Air Holding Company Limited (“CSAH”) and its affiliates, associates, joint ventures and other related companies of the Group (continued)

Details of the significant transactions carried out by the Group are as follows:

	Six months ended 30 June
	2021	2020
	RMB million	RMB million
Income from the CSAH and its affiliates
Entrusted management income	15	14
Commission income	7	7
Rental income	4	4
Aviation material sales income	1	3
Others	2	1
Purchase of goods and services from the CSAH and its affiliates
Lease charges for land and buildings	203	183
Maintenance material purchase expense and lease charges for maintenance materials	63	54
Property management fee	69	70
Air catering supplies expenses	45	32
Commission expenses	26	22
Others	3	3
Purchase of goods and services from joint ventures and associates
Repairing charges and maintenance material purchase expenses	1,031	1,174
Repairing charges	1,305	892
Ground service expenses	7	32
Air catering supplies expenses	—	10
Advertising expenses	59	45
Property management fee	—	9
Lease charges for land and buildings	9	—
Purchase of goods	13	—
Others	21	6
Income from joint ventures and associates
Pilot training income	9	10
Air catering supplies income	6	8
Ground service income	15	5
Maintenance material sales and handling income	10	3
Others	9	10
Purchase of goods and services from other related companies
Computer reservation services	270	149
Others	2	—
Aircraft related transactions with CSAH and its affiliates
Payment of lease charges on aircraft	2,478	2,239

21	Material related party transactions (continued)

(c)	Balances with the CSAH and its affiliates, associates, joint ventures and other related companies of the Group

	30 June	31 December
	2021	2020
	RMB million	RMB million
Receivables
CSAH and its affiliates	32	10
Associates	82	57
Joint ventures	169	18
Other related companies	1	—

	284	85

Prepayments for acquisition for long-term assets (included in other assets)
CSAH and its affiliates	639	639
Associates	495	495
Joint ventures	88	88

	1,222	1,222

Payables
CSAH and its affiliates	141	225
Associates	28	13
Joint ventures	107	119
Other related companies	1	—

	277	357

Accrued expenses
CSAH and its affiliates	68	47
Associates	82	73
Joint ventures	1,799	1,927
Other related companies	726	459

	2,675	2,506

Lease liabilities
CSAH and its affiliates	25,102	26,789
Associates	22	—

	25,124	26,789

Except lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

21	Material related party transactions (continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from Southern Airlines Group Finance Co.,Ltd. (“SA Finance”)

As at 30 June 2021, loans from SA Finance to the Group amounted to RMB4,704 million (31 December 2020: RMB1,686 million). Interest expense during six months ended 30 June 2021 on such loans amounted to RMB34 million (six months ended 30 June 2020: RMB13 million) and the interest rates were 3.000% to 4.075% per annum (six months ended 30 June 2020: 4.28% to 4.35% per annum).

(ii)	Entrusted loans from CSAH

In June 2021, CSAH, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAH, as the lender, entrusted SA Finance to lend RMB1,000 million to the Group. In May and June 2020, the Group repaid the entrusted loan from CSAH which was obtained in previous year. Interest expense during six months ended 30 June 2021 on such loan amounted to RMB2 million (six months ended 30 June 2020: RMB89 million) and the interest rate was 3.85% per annum (six months ended 30 June 2020: 3.92% per annum).

(iii)	Convertible bonds subscribed by CSAH

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par, among which, CSAH subscribed for 101,027,580 of the convertible bonds.

In June 2021, CSAH has converted all of the subscribed convertible bonds to A share ordinary shares. As at 30 June 2021, CSAH does not hold any convertible bonds issued by the Group.

(iv)	Deposits placed with SA Finance

As at 30 June 2021, the Group’s deposits with SA Finance amounted to RMB12,157 million (31 December 2020: RMB9,092 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China.

During the six months ended 30 June 2021, interest income from such deposits amounted to RMB75 million (six months ended 30 June 2020: RMB29 million).

22	Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2020: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2021, total personal bank loans of RMB202 million (31 December 2020: RMB221 million), under these guarantees, were drawn down from the banks. During the period, RMB203 thousand has been made by the Group (six months ended 30 June 2020: nil) due to the default of payments of certain pilot trainees.

23	Impacts of COVID-19 pandemic

The COVID-19 pandemic since early 2020 has brought about additional uncertainties in the Group’s operating environment and had an adverse impact on the Group’s business operation and operating revenue in the first half of 2021.

The Group has been closely monitoring the impact of the developments on the Group’s business and has been proactively adjusting its business strategies. These strategies include: making adjustments to the scheduling of domestic and international routes and flights, according to the measures taken by related countries and regions on epidemic prevention and control; actively developing freight transport business and overall improving the utilisation rate of freighters. Based on the Group’s actual performance in the first half of 2021, contingent measures put in place and unutilised available banking facilities (Note 3(a)), etc., the Directors of the Company have carried out a review of the cash flow forecast of the Group for the eighteen months period from 30 June 2021. Based on such forecast, the Directors of the Company believe that the Group has adequate funding to meet the working capital and capital expenditure requirements and repay the borrowings due during the forecast period.

SUPPLEMENTARY INFORMATION

TO THE INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on loss attributable to equity shareholders of the Company is analysed as follows:

			Six months	Six months
			ended 30 June	ended 30 June
			2021	2020
	Note		RMB million	RMB million
Amounts under PRC GAAP			(4,688)	(8,174)
Adjustments:
Capitalisation of exchange difference of specific loans	(a	)	(4)	(8)
Income tax effect of the above adjustments			1	2
Effect of the above adjustments on non-controlling interests			1	1

Amounts under IFRSs			(4,690)	(8,179)

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

			As at 30 June	As at 31 December
			2021	2020
	Note		RMB million	RMB million
Amounts under PRC GAAP			75,051	69,346
Adjustments:
Capitalisation of exchange difference of specific loans	(a	)	43	47
Government grants	(b	)	(6)	(6)
Adjustment arising from business combination under common control	(c	)	237	237
Income tax effect of the above adjustments			(9)	(10)
Effect of the above adjustments on non-controlling interests			(29)	(30)

Amounts under IFRSs			75,287	69,584

Notes:

(a)

In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)

In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve” are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP.

(c)

In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control.